KPMG

ORIGINAL COPY




02030130

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 10 2002
WASH. D.C. SECTION
153

FORM 11-K AMENDMENT

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934.

For the Year Ended December 31, 2000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PepsiCo 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.
Purchase, New York 10577

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report, Amended 11-K, to be signed on its behalf by the undersigned hereunto duly authorized.

PepsiCo 401(k) Plan
By: PepsiCo, Inc., Plan Administrator

By: 
Burkett W. Huey
Vice President, Benefits

Date: March 26, 2002
Purchase, New York

PepsiCo 401(k) Plan

December 31, 2000 and 1999

INDEX TO EXHIBITS

EXHIBIT	
23	Consent of Independent Auditors



345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Auditors

Plan Administrator
PepsiCo 401(k) Plan:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-89265 pertaining to the PepsiCo 401(k) Plan) of PepsiCo, Inc. of our report dated June 29, 2001 relating to the statements of net assets available for plan benefits of the PepsiCo 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year then ended December 31, 2000 and related schedule, which report appears in the December 31, 2000 annual report of the PepsiCo 401(k) Plan on Form 11-K AMENDMENT.

KPMG LLP

New York, New York
March 26, 2002



PepsiCo 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999

(With Independent Auditors' Report Thereon)

PepsiCo 401(k) Plan

INDEX

* Other schedules are omitted because of the absence of conditions under which they are required.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Plan Administrator
PepsiCo 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the PepsiCo 401(k) Plan (the "Plan") as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In connection with the Plan merger described in Note 4 to the accompanying financial statements, approximately $950 million in assets were transferred in from the PepsiCo Long Term Savings Program on April 1, 2000.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and its changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets Held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 29, 2001



PepsiCo 401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2000 and 1999

(in thousands)

	2000	1999
Cash and cash equivalents	10,628	-
Investments, at fair value (see note 3):		
Commingled trust funds	233,994	-
Mutual funds	187,223	105,372
Stock funds	515,687	4,041
Corporate debt obligation	18	-
Government debt obligation	49	
Common stock	55,439	-
Investments, at contract value (see note 3):		
Guaranteed investment contracts	125,389	
Pooled separate accounts	2,988	
Loans to participants	42,657	3,527
Total Investments	1,174,072	112,940
Receivables:		
Contributions receivable	489	-
Accrued interest and dividends	1,500	
Total Receivables	1,989	-
Net assets available for plan benefits	1,176,061	112,940

The accompanying notes are an integral part of these financial statements.

PepsiCo 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the Year ended December 31, 2000

(in thousands)

		2000
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$	93,417
Interest		9,017
Dividends		15,574
Total investment income		118,008
Contributions:		
Employee		57,249
Total additions		175,257
Deductions from net assets attributed to:		
Investment expenses		(205)
Withdrawals		(62,725)
Total deductions		(62,930)
Net increase before transfer to/from other plans		112,327
Net transfers from/(to) other plans (Note 4)		950,794
Net increase		1,063,121
Net assets available for plan benefits at:		
Beginning of year		112,940
End of year	$	1,176,061

The accompanying notes are an integral part of these financial statements.

(1) Summary Plan Description

The following brief description of the PepsiCo 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established as of April 8, 1988 by Tropicana Products, Inc. On January 1, 1995, the plan was merged with the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Seagram Plan") and it was part of the master trust until August 25, 1998. Effective on that date, Tropicana ceased to be a member of Seagram controlled group and coincident therewith ceased to be a participating employer in the Seagram Plan. On August 25, 1998, Tropicana adopted the Tropicana Retirement Savings and Investment Plan and assets and liabilities attributable to account balances under the Seagram Plan of any employee of Tropicana or its subsidiaries employed at closing, any terminated employee of Tropicana or its subsidiaries and any employee of Seagram who was transferred to Tropicana in connection with its divestiture by Seagram were transferred to this Plan and credited to the applicable separate accounts of participants under this Plan. The name of the Plan was changed to PepsiCo 401(k) Plan effective October 1, 1999.

Effective March 31, 2000, the Company terminated the PepsiCo Long-Term Savings Program ("Merged Plan"), and transferred the assets of the Merged Plan into the Plan. At this date, the Plan was amended and restated to add and terminate certain investment options, allow participants to borrow more than one loan, and terminate employer contributions.

Contributions

Each Participant in the Plan may elect to contribute any amount, not to exceed 20% of their eligible earnings. Contributions of highly compensated employees are limited to 7% of their eligible earnings. The Tax Reform Act of 1986 limited the maximum annual amount a Participant could contribute on a before-tax basis to $7,000, indexed for inflation. For the calendar years of 2000 and 1999, the maximum contribution was $10,500 and $10,000, respectively. However, a Participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code.

Effective January 1, 2000, the Plan no longer provided for matching employer contributions. All active employees as of December 31, 1999 became 100% vested in their accounts at that date. Those employees who terminated prior to becoming 100% vested in their accounts and again become actively employed prior to incurring a five year break in service will be subject to the following vesting schedule:

Years of Vesting Service	Vested Percentage
Less than 1	0%
At least 1, but less than 2	20%
At least 2, but less than 3	40%
At least 3, but less than 4	60%
At least 4, but less than 5	80%
5 or more	100%

After six months of post-1999 service has been achieved after reemployment, a participant will be 100% vested in his or her prior company match contributions.

Investment Options

Each participant may direct their contributions to be invested in one or more of the available investment options. Participants may change their investment elections daily.

During 1999, Plan investment options consisted of the PepsiCo Stock Fund, Seagram Stock Fund and eight mutual funds. On January 26, 2000, the Seagram Stock Fund was liquidated and all shares were reallocated to an existing mutual fund.

Effective March 31, 2000 upon the Plan merger more fully described in Note 4, the Plan was amended and restated to offer investment fund options previously offered to employees of the PepsiCo Long Term Savings Program including a self-managed fund ("The Brokerage Link Fund"), two mutual funds, the PepsiCo Stock Fund, the Tricon Stock Fund and Security Plus Fund, in addition to more than 70 newly offered mutual funds. At that time, prior funds offered to the PepsiCo 401(k) Plan participants were converted to either a newly offered mutual fund, the PepsiCo Stock Fund or to the existing Security Plus Fund of the PepsiCo Long Term Savings Program.

The Brokerage Link Fund is a discount brokerage account within the 401(k) Plan where participants buy, sell and hold securities such as stocks, bonds and mutual funds. An annual account maintenance fee of $50 is charged to all investors as well as commission fees associated with the trading of individual securities.

The Security Plus Fund is a collective investment fund, which is a pooled fund managed for the benefit of many investors, consisting primarily of guaranteed investment contracts with insurance companies. The contracts are included in the financial statements at contract value, (which represents contributions made, plus earnings, less withdrawals and administrative expenses), because they are benefit responsive. There are no reserves against contract value for credit risk of the contract issuers, or otherwise. The average yield and crediting interest rate for the total of all contracts averages 7 % for the period ending December 31, 2000 after the merger. The crediting interest rates are based on formulas agreed upon with the issuers.

As of 1997 in connection with the spin-off of the Company's restaurant businesses, participants were not permitted to direct any further investment in the Tricon Common Stock Fund. The fund did not accept contributions, nor were transfers to the Fund from any other Fund allowed; however, participants could direct transfers from the Fund to other investment options. Any dividends attributable to Tricon shares held in the Fund were not used to purchase additional shares of Tricon, but were utilized to meet the future cash demands of the Fund. Effective October 31, 2000, the Tricon Stock Fund was liquidated and all shares were reallocated to the Security Plus Fund.

Loans to Participants - Current employees with a vested account balance of $2,000 or more in the Plan may apply for loans up to the lesser of 50% of their vested interest under the Plan or $50,000 reduced by the current or highest outstanding loan balance during the preceding one-year period. The interest rate for loans is based on the prime rate plus one percent. Participants cannot have more than two loans outstanding, only one of which may be a principal residence loan. Repayment of general loans range from one to five years and up to fifteen years for principal residence loans. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee are charged to those Participants who obtain a loan. Interest on loans is allocated to each of the remaining funds based upon the Participants' contribution election percentages. Any loans outstanding are treated as a taxable distribution to the Participant if employment is terminated and the loans are not repaid within a specified timeframe as required in the Plan.

As of December 31, 2000 there were 9,019 individual loans outstanding with an estimated average interest rate of 10% in 2000 and maturities through the year 2015.

The investments of the Plan are maintained in a trust (the "Trust") by State Street Bank and Trust Company (the "Trustee").

Vesting - Participants are fully vested in the entire value of their accounts upon contribution, with the exception of the vesting schedule above for prior Company match contributions of employees not actively employed as of December 31, 1999 who return to the Company within a five year break in service.

Withdrawals - Distributions under the Plan are made upon a Participant's death, disability, retirement or termination of employment. In the case of an active Participant who has not yet attained the age of 59-1/2, withdrawal shall only be permitted in the event of hardship, as defined in the Plan. The Plan also permits withdrawals under a loan program.

Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan, by action of the Company's Board of Directors, to terminate the Plan. In the event that the Plan is terminated, the Trustee is not required to make any distributions from the Trust until such time as the Internal Revenue Service has determined in writing that such termination will not adversely affect the prior qualification of the Plan.

Forfeitures – At December 31, 2000 forfeited nonvested accounts totaled approximately $73 thousand of net assets. These accounts will be used to pay any administrative expenses of the Plan.

(2) Summary of Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

Investment Valuation – With the exception of the Security Plus, Brokerage Link, and Loan Funds, the investments in each fund are valued in units at quoted market values. Investment contracts in the Security Plus Fund are valued in units and stated at contract value because they are benefit responsive, which approximates fair value. Short-term investments are recorded at cost, which approximates fair value. The Brokerage Link Fund is valued at quoted market prices of Participants' investments. Loans receivable from Participants are valued at cost which approximates fair value.

Income Recognition - Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities in each fund are reported on the average cost method.

New Accounting Pronouncements – In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

In September 1999, The American Institute of Certified Public Accountants issued Statement of Position 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters* (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 2000. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.

The Plan's 1999 financial statements have been reclassified to conform with the current year's presentation.

(3) Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000 and 1999 were as follows (in thousands):

	2000		1999	
	Shares	Amount	Shares	Amount
PepsiCo Capital Stock	10,401	$515,687	-	$ -
Large Cap Equity Index Fund	49,380	188,630	-	-
Security Plus Fund	77,806	128,377	-	-
Fidelity Equity Income Fund	1,904	101,747	-	-
LaSalle Income Plus Fund	-	-	27,829	27,829
State Street S&P 500 Index Fund	-	-	1,440	33,304
Lazard Equity Fund	-	-	378	7,961
Brandywine Fund	-	-	640	27,428

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Commingled trust funds	$ (25,278)
Mutual funds	(3,063)
Stock fund	163,025
Brokerage Link Fund (includes all corporate stocks, mutual funds, corporate debt and government debt obligations offered in the Fund)	(41,267)
	$ 93,417

(4) Transfer from/to Other Plans

Effective March 15, 2000, the Company sold the Tropicana Juice Bowl division and 65 employees and approximately $880 thousand of net assets were transferred from the Tropicana Juice Bowl division to a plan not administered by PepsiCo.

Effective April 1, 2000, approximately 25,000 employees and approximately $950 million of net assets from the PepsiCo Long Term Savings Program merged with the PepsiCo 401(k) Plan.

Effective December 29, 2000, 18 employees and approximately $2 million of net assets were transferred into the Plan from the Pepsi Bottling Group.

(5) Tax Status

The Plan is qualified and the Trust is tax exempt pursuant to Internal Revenue Code Sections 401(a) and 501(a), respectively. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated August 14, 1995 and the Plan sponsor believes that the Plan continues to qualify and operate as designed.

(6) Administrative Costs

All usual and reasonable expenses of the Plan and the Plan administrator may be paid in whole or in part by the Company, and any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the years ended December 31, 2000 and 1999 were borne by the Company, except for monthly investment service fees charged to Participants in the Brokerage Link Fund and loan origination and monthly maintenance fees charged to Participants who obtained a loan.

(7) Party-in-Interest

The assets of the Plan invested in Fidelity Management Trust Company and State Street Bank, the trustees, are considered party-in-interest investments. State Street Bank is a party-in-interest as a provider of investment management services for the year ended December 31, 2000. Fidelity Management Trust Company was a party-in-interest as a provider of investment management services for the three month period ended March 31, 2000 and accounting services for the year ended December 31, 2000. Administrative costs paid to Fidelity Investments Institutional Operations Company, the recordkeeper, for loan fees and brokerage fees amounted to $205,000 for the year ended December 31, 2000.

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
CASH AND CASH EQUIVALENTS:		
STATE STREET BANK AND TRUST	Interest bearing cash	**10,627,438**
COMMINGLED TRUST FUNDS:		
BOND INDEX FUND	145,332	1,618,231
INTERNATIONAL EQUITY FUND	273,656	2,465,583
LARGE CAP EQUITY INDEX FUND	49,380,299	188,630,620
MIDCAP EQUITY INDEX FUND	587,932	6,430,040
SMALL CAP EQUITY INDEX FUND	77,806,206	3,548,598
TOTAL US EQUITY INDEX FUND	368,253	31,301,037
Sub Total		**233,994,109**
MUTUAL FUNDS:		
PIMCO TOT RETURN ADM	279,560	2,904,626
AMR BALANCED PA	13,667	162,225
AMR INTL EQUITY PA	2,199	37,555
MUTUAL DISCOVERY A	5,927	111,609
BARON ASSET FUND	3,427	186,387
MSDW EQUITY GROWH B	7,571	153,839
CALVERT SIF BALANCED	92	2,606
ALGER MID CAP GROWTH	300,710	4,766,255
FRANKLIN SM CAP GRTH	35,514	1,396,750
DREY FNDRS G&IF	37,649	214,223
DREY FNDRS GROWTH F	44,137	619,247
DREY FNDRS WW GRTH F	42,100	660,542
INVESCO DYNAMICS	79,892	1,899,037
INVESCO SM CO GROWTH	59,214	908,939
INVESCO L CHIP GRTH	276,786	1,425,450
INVESCO HIGH YIELD	784	39,802
INVESCO VALUE EQUITY	5,600	120,334
TEMPLETON FOREIGN A	4,329	44,766
JANUS FLEX INCOME	35,572	325,132
DREY FNDRS DISCVRY F	82,808	2,877,577
MORGST GLOBAL EQTY B	2,191	37,067
MAS BALANCED ADVISER	11,121	133,118
MAS HIGH YIELD ADV	5,370	36,410
MAS MID CAP GRTH ADV	45,731	1,119,507
MSDW SM CO GROWTH B	129,507	1,383,130
NB GENESIS TRUST	14,612	390,867
NB MANHATTAN TRUST	42,209	621,318
NB PARTNERS TRUST	2,529	42,740
PIMCO CAP APPR ADMIN	14,621	295,779
PIMCO MID CAP ADMIN	18,534	448,344

PEPSICO 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
PIMCO HIGH YIELD ADM	4,617	44,830
PIMCO LT US GOVT ADM	12,692	134,409
STRONG ADV COM STK Z	17,796	358,769
STRONG GOVT SECURITY	1,025	10,855
TEMPLETON GROWTH A	4,696	86,365
TEMPLETON WORLD A	15,330	252,636
USAA GNMA TRUST	909	8,944
USAA INCOME FUND	15,258	182,490
USAA INCOME STOCK	1,565	29,147
USAA INTERNATIONAL	432	8,590
WARBURG INTL EQTY	8,602	129,719
INVESCO TOTAL RETURN	1,034	27,327
ALGER CAP APPRECIATN	180	2,788
DOMINI SOCIAL EQUITY	13,167	455,172
INVESCO EQUITY INC	17,883	256,801
FIDELITY FUND	55,146	1,806,591
FIDELITY GINNIE MAE	39,767	426,705
FIDELITY EQUITY INC	1,907,297	101,746,604
FIDELITY GROWTH CO	83,566	5,969,089
FIDELITY INVST GR BD	7,711	55,211
FIDELITY CAP & INC	26,222	202,698
FIDELITY GOVT INCOME	21,429	211,501
FIDELITY OTC PORT	37,339	1,532,777
FIDELITY OVERSEAS	31,430	1,082,316
FID ASSET MANAGER	29,207	491,269
FIDELITY DISC EQUITY	10,609	273,921
FIDELITY WORLDWIDE	3,640	56,900
FID ASSET MGR GROWTH	42,922	682,883
FIDELITY AGGR GROWTH	270,921	9,799,199
FIDELITY DIVERS INTL	66,740	1,464,284
FID ASSET MGR INCOME	6,342	74,393
FIDELITY DIVD GROWTH	21,025	629,900
FIDELITY EXP & MULTI	33,831	571,071
FIDELITY GLOBAL BAL	2,608	45,456
FID AGGRESSIVE INTL	22,301	296,830
FIDELITY MID-CAP STK	128,622	3,351,888
FIDELITY LG-CAP STK	57,203	1,015,362
FID FREEDOM INCOME	8,534	95,327
FID FREEDOM 2010	38,465	532,349
FID FREEDOM 2020	58,192	847,283
FID FREEDOM 2030	39,303	589,539
FIDELITY HIGH INCOME	9,843	93,018
FIDELITY RETIRE MMKT	263,595	250,131
SPARTAN US EQ INDEX	20,533	961,161
FIDELITY US BD INDEX	4,823	51,079
AIM CHARTER FUND	264	3,935

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
AIM EQUITY FDS INC CONSTELLATION FD	129	3,725
AIM WEINGARTEN FD	178	3,640
AIM DENT DMGRPHIC A	288	3,688
AIM DENT DEMGRPHC B	27	341
AIM AGGR GROWTH FD	839	10,713
AIM EQUITY CAP DEB CL A FUND	245	4,453
AIM BLUE CHIP CL A FUND	472	9,112
AIM DEVELOPING MRKTS FD CL A	1,397	11,424
AIM LATIN AMER GRTH FD CL A	282	4,093
AIM FDS GROUP VALUE FD CL A	332	4,150
AIM VALUE FD CL B	250	2,979
AIM FDS GROUP	558	16,731
AIM INTL FDS INC EQUITY FD	215	4,123
AIM GLBL AGGR GR FD A	781	13,888
AIM GLBL GRTH FD CL A	180	3,988
ALLEGHANY FDS	597	13,207
ALLIANCE CAP MGMT HLDG L P	100	5,063
ALLIANCE PHARM	1,100	9,488
ALLIANCE GROWTH FD CL B	101	2,920
ALLIANCE SEMICONDUCTOR	400	4,525
ALLIANCE TECH FD	100	9,082
ALLIANCE TECH FD CL B	104	8,815
AMERICAN CNTRY INC & GRTH FD	832	25,132
AMERICAN CNTRY EQTY GRTH FD	846	18,418
AMERICAN CENTURY UTILITIES FD	392	5,989
AMER CNTY TW CENTY GR	183	4,384
AMER CNTY TW CENTY SL INV	20	926
AMER CNTY ULTRA FUND	3,327	107,688
AMERICAN CENTY INTL GROWTH	9,395	102,689
AMERINDO TECHNOLOGY FD A	263	3,084
AMERINDO TECHNGY FD CL D	697	8,146
AMERINDO INTERNET B2B CL D	58	598
ARTISAN INTL FUND	9,444	206,830
ARTISAN FDS INC	42	1,112
BNY HAMILTON SM CAP GR INST	96	1,714
BARON ASSET FUND	1,230	66,878
BARON ASSET GROWTH AND INCOME FUND	372	10,712
BARON SMALL CAP FD	2,164	31,291
BRGR OMNI SML CAP VAL FD	324	8,231
BERGER SML CO GRTH FD	2,163	10,362
BERGR NEW GENERATION FD	468	7,460
BERGER MID CAP GROWTH	237	5,398
BERKSHIRE FOCUS FUND	138	4,623
BRIDGEWAY AGGRESSIVE GROWTH FUND	476	20,659
DREYFUS INVT GRADE BD FD	351	4,186
DREYFUS PREMIER GRTH FD C	26	903

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
DREYFUS FNDRS DISCOVERY	1,249	43,409
DREYFUS FNDERS PASSPORT	1,571	22,255
DREYFUS SMALL CO VAL FD	182	3,979
DREYFUS EMERGING LEADERS FD	116	4,594
DRYFUS PRMIER TECH GRTH CL B	102	3,880
AMERICAN EURO PACIFIC GROWTH FUND	82	2,576
FID ADV EQ GR CL C	95	5,563
FID ADV SER II HGH YLD A	1,122	10,404
FIDELITY GLOBAL BD FD	2,107	17,617
FID INTL GRTH & INC FD	1,102	25,027
FIDELITY INVT TR WORLDWIDE FD	5,131	80,195
FIDELITY JAPAN SMALL COMPANIES	1,813	14,466
FID DIVERSIFIED INTL FD	6,167	135,298
FIDELITY INTL VALUE FUND	2,757	36,693
FID EUR CAP APPR FD	998	19,160
FID LATIN AMERICA FD	996	13,003
FID SOUTHEAST ASIA FD	43	490
FID EMERGING MRKTS	5,250	42,154
FIDELITY JAPAN FUND	271	3,730
FID U S EQTY INDX FD	151	7,084
FID SPRTN TTL MRKT INDX	2,691	90,136
FID INTERMEDIATE BND FD	202	2,024
FIDY MKT INDEX FD	235	21,296
FID SMALL CAP STK FD	3,508	56,938
FID LRG CAP STCK FD	4,234	75,153
FID SMALL CAP STCK FD	8,357	112,905
FID TRGT TIMELINE 2003 FD	3,958	36,766
FID CAP & INC FD	10,240	79,159
FID CAP APPR FD	1,908	42,409
FID CAP TR DISC EQTYFD	1,184	30,566
FID STK SLCTR FD	2,640	65,586
FIDELITY TECHNOQUANT GROWTH FUND	214	2,908
FIDELITY CASH RESERVES	8,033,119	8,022,119
FID ASSET MANAGER FD	14,084	236,899
FID ASSET MGR: GRTH FD	610	9,707
FID ASSET MGR: AGGR	422	5,492
FIDELITY CONTRAFUND FUND	19,406	954,198
FIDELITY UTILITIES	3,494	56,218
FIDELITY MID-CAP STOCK	7,683	200,218
FID EQTY-INC FD	826	44,139
FIDELITY REAL ESTATE INVT FUND	1,015	18,778
FIDY EQTY INC II FD	27,105	646,728
FID CONV SECS FD	18,886	392,457
FID RETIREMENT GRTH FD	2,645	58,218
FID SHORT TERM BD PORT	1,093	9,425
FIDELITY SPARTAN HIGH INCOME FUND	778	7,352

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
FIDELITY FD INC COM	3,208	105,093
FIDELITY CONTRAFUND II	17,886	205,513
FIDELITY GINNIE MAE	3,826	41,057
FIDELITY FREEDOM 2010 FUND	125	1,724
FIDELITY FREEDOM 2020 FUND	977	14,232
FIDELITY MAGELLAN FUND	2,616	312,082
FIDELITY GROWTH COMPANY FUND	8,250	589,325
FID AGGR GRTH FD	13,915	503,311
FIDELITY NEW MILLENIUM FUND	6,333	217,408
FIDELITY OVERSEAS FUND	2,352	80,852
FIDELITY PACIFIC BASIN FUND	1,293	22,362
FID EUROPE FD	1,136	33,811
FIDELITY PURITAN FUND	3,633	68,416
FIDELITY BALANCED FD	726	11,029
FIDELITY LOW PRICED STOCK FUND	25,613	592,182
FIDELITY PURITAN TR GLOBAL BALANCED	637	11,098
FIDELITY SECS FD OTC PORTFOLIO	5,824	239,088
FID GROWTH & INCOME FD	6,675	281,019
FIDELITY BLUE CHIP GROWTH FUND	19,735	1,016,942
FID DVDND GRTH FD	12,075	361,762
FID SEL TECH	4,635	411,181
FID SEL HEALTH CARE FD	1,528	229,469
FID SEL WIRELESS PORT	2,785	23,171
FID SEL NETWORK & INFRA	4,788	28,394
FID SEL MED EQPT & SYS	934	15,800
FID SEL BUS SVC OUTSRC	35	501
FID SEL NATL RESOURCES	182	2,658
FID SEL UTILITIES	699	35,499
FID SEL NAT GAS FD	432	10,501
FID SEL CONS INDS FD	21	541
FID SEL DVLPNG COMM FD	3,219	95,257
FID SEL TRANSPORT	170	4,730
FID SEL FNCL SVCS	617	71,858
FID SEL REGIONAL BANKS	1,174	39,404
FID SEL MULTIMEDIA PORT	56	2,206
FID SEL LEISURE FD	240	14,778
FID SEL HOME FINANCE	352	19,464
FID SEL RETAILING FUND	278	12,424
FID SEL ENRGY SERVCS	1,137	42,563
FID SEL BIOTECH FUND	4,544	394,438
FID SEL AMER GOLD FD	719	8,654
FID SEL DEF & AEROS FD	83	3,553
FID SEL SOFT & COMP FD	1,123	57,846
FID SEL TELECOM FUND	1,380	69,445
FID SEL BRKG & INVST FD	524	27,849
FID SEL ELECTRONICS FD	13,482	779,007

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
FID SE COMPUTERS FD	4,203	219,922
FIDELITY TREND FD INC COM	47	2,635
FIDELITY VALUE FUND	7,265	336,730
FREMONT US MICRO-CAP FUND	1,109	29,797
INVESCO BLUE CHIP GRWTH	1,694	8,724
INVESCO DYNAMICS FD	4,631	110,073
INVESCO ENDEAVOR FD	146	2,479
INVESCO GOLD FD	807	1,178
INVESCO HEALTH SCIENCES	651	38,637
INVESCO TECHNOLOGY FD C	547	32,675
INVESCO TELECOMM #39	2,943	106,759
INVESCO UTILITIES FD	365	6,375
INVESCO EUROPEAN FD	258	4,587
NVSCO BAL FD	94	1,585
JANUS FD INC COM	8,906	296,494
JANUS INVT GRTH & INC FD	8,743	309,066
JANUS WORLDWIDE FUND	10,603	602,896
JANUS INVT TWENTY FD	4,270	233,976
JANUS ORION FUND	4,823	33,810
JANUS STRATEGIC VALUE FUND	8,308	87,397
JANUS GLBL TECH FUND	38,034	769,053
JANUS GLOBAL LIFE SCIENES FD	17,761	380,980
JANUS SPECIAL SITUATIONS FUND	1,250	22,116
JANUS INVT FD	4,273	88,152
JANUS OLYMPUS FUND	9,119	375,234
JANUS HIGH-YIELD FUND	36	345
JANUS INVT ENTERPRISE FUND	4,439	236,469
JANUS OVERSEAS FUND	1,974	52,383
JANUS MERCURY FD	16,002	474,776
JANUS INVT FD	2,295	48,738
JANUS INVT FD SHORT TERM BD FD	711	2,047
JARDINE FLEMNG CHINA REGN FD	964	6,809
JARDINE FLEMING INDIA FD	1,872	16,732
MFS SER TR I	949	25,304
MFS SER EMRG GRTH FD CL A	58	2,581
MFS SER EMRG GRTH FD CL B	449	19,231
MANAGERS AMG FDS	112	1,581
MANAGERS CAPITAL APPRECIATION FUND	477	20,428
MFS GROWTH STOCK FD CL B	1,236	19,895
MASS INVS GRTH STK FD CL C	539	8,643
MASSACHUSETTS INVS CL B	396	7,795
MONTGOMERY EMRG ASIA FD	413	3,282
MONTGOMERY GLBL COMM FD	300	5,035
MONTGOMERY MICRO CAP FD	231	3,820
MONTGOMERY INTL GRTH FD	362	5,684
MUNDER HEALTHCARE FD A	984	28,881

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
MUNDER FUTURE TECHN CL A	2,313	20,330
MUNDER FUTURE TECHN B	2,316	20,191
MUNDER FDS INC FUTURE TECH II	99	783
MUNDER NET NET CALSS C	996	33,957
MUNDER NET NET CLASS B	594	20,248
MUNDER NETNET FD	1,378	47,873
MUTUAL SER DISCOVERY FUND II	378	7,087
OPPENHEIMER QST VAL FD A	72	1,494
OPPENHEIMER STRAT INC CL B	1,461	5,932
PBHG CORE GROWTH FUND	133	4,131
PBHG EMERGING GRTH FD	90	2,132
PBHG SELECT EQTY FUND	1,004	41,411
PBHG TECH & COMM FUND	1,665	57,313
PBHG STR SM CO PBHG	429	6,540
PBHG LARGE CAP 20 FUND	572	14,403
PBHG CORE GROWTH FUND	134	2,363
PIMCO MULTI MGR TRGT FD CL C	538	11,301
PIMCO MULTI MGR INNOVTN FD A	11	443
PIMCO MULTI MGR INNOVTN FD B	4	151
PIMCO INNOVATION FUND CL C	183	7,119
PIMCO FDS TOTAL RETURN FD INSTL CL	11	117
PIMCO FGN FD	514	5,187
PILGRIM GLOBAL INCOME FD	27	250
PILGRIM WORLDWIDE GRT C	159	3,674
PILGRIM INTL SML CAP C	174	5,291
PILGRIM INTL SM CP GR A	137	4,264
PILGRIM PRIME RATE TR NEW	500	3,750
PILGRIM TROIKA DIALOG RUS A	535	2,962
T ROWE PRICE GLOBAL TECH FD	2,112	15,691
PUTNAM ASIA PAC GROWTH FD	128	1,382
PUTNAM FD FOR GRTH & INC	509	9,939
PUTNAM FD FOR GRTH & INC CL B	805	15,520
PUTNAM INTL GR&INCM A	365	4,028
PUTNAM NEW CNTY GRTH CL A	1,264	22,406
PUTNAM INTL NW OPPTS A	424	5,406
PUTNAM INTL VOYGR CL B	162	3,572
PUTNAM INVS FD CL B	1,320	19,122
PUTNAM OTC EMRG GRTH CL A	784	10,917
PUTNAM NEW OPP	34	2,018
PUTNAM NEW OPP CL B	106	5,794
PUTNAM INTL GROWTH FD CL A	147	3,625
PUTNAM VISTA FD	935	12,177
PUTNAM VOYAGER FD CL A	1,595	37,152
PUTNAM VOYAGER FD CL B	725	15,284
ROWE T PRICE DIVID GROWTH FD	538	11,769
ROWE T PRICE EQUITY INC FD	1,359	33,522

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
ROWE T PRICE FINL SVC FD	177	3,792
ROWE PRICE GROWTH & INC FD	1,043	25,483
ROWE T PRICE MID-CAP GRW FD	1,574	62,612
ROWE T PRICE NEW AMER GRTH	348	12,449
ROWE T PRICE EUROPEAN STK	947	19,549
T ROWE PRICE OTC FUND INC	128	3,064
ROWE T PRICE SCI & TECH FD	2,681	95,348
ROWE T PRICE LNG TRM TREAS	44	504
ROWE T PRICE SPECTRUM GRTH	689	10,830
SSGA FDS	24	291
SSGA FDS	1	1
SSGA EMERGING MARKETS FUND	1,395	12,289
SSGA FDS	173	1,670
SSGA FDS	257	5,599
SCUDDER MUT FDS INC GOLD FD	178	1,066
SCUDDER INTL FD INC COM	17	831
SCUDDER GRTR EURP GWTH	944	29,323
SCUDDER SECS TR	70	1,545
SCUDDER SECS TR	319	9,291
SELIGMAN COMMUN & INFO CL D	439	9,960
STRONG CORP BD FD	2,427	25,553
STRONG EQUITY GROWTH FD	1,265	34,230
STRONG 20 EQUITY FUND	1,018	25,594
STRONG TECHNOLOGY 100 FUND	1,522	12,236
STRONG INTERNET FUND	1,052	5,838
STRONG ENTERPRISE FD	200	5,668
STRONG GRTH & INC FUND	1,106	28,071
TEMPLETON DEV MKTS TR	273	2,892
TEMPLETON CHINA WORLD FD INC COM	100	731
TEMPLETON EMERGING MKTS FD	775	5,909
TEMPLETON WORLD FD	557	9,174
TEMPLETON FOREIGN FD	932	9,642
TEMPLETON GROWTH FD	259	4,755
TEMPLETON GROWTH FD CL II	272	4,915
TRANSAMERICA PREM EQ FD	147	3,058
TRANSAMERICA PREM SML CO INV	203	4,227
TRANSAMRCA PREMR AGG GRTH	240	4,611
VAN KAMP AMERN CAP BD FD	35	610
VAN KAMPEN COMSTCK B	443	7,640
VAN KAMPEN AMERN VALUE B	216	4,054
VAN KAMPEN AGGRE GR C	171	3,642
VAN KAMPEN AGGRE GR B	503	10,680
VAN KAMPEN AGGRE GR A	167	3,717
VAN KAMP AMER EMR GR A	188	11,777
VAN KAMP AMER EMR GR B	144	8,020
VAN KAMP ENTERP CL B	251	4,033

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
VK FOC 209 BANDWTH S CASH	830	4,963
VK GROWTH CLASS A	987	8,065
VAN KAMPEN EQT TECH A	95	1,439
VK FOC UNIT 188 NET 17A CASH	245	2,136
VK FOCUS 188 TELECOM S	667	6,875
VAN WAGONER EMRG GRTH FD	31	926
VAN WAGONER MID-CAP FD	29	594
VAN WAGONER POST VENTR FD	672	17,828
VAN WAGONER TECHNOLOGY FD	432	18,070
VANGUARD WORLD FD U S GRTH	1,267	35,036
VANGUARD WRLD FD INTL GRTH	189	3,573
VANGUARD QUANTITATIVE PORT	1,043	33,439
VANGUARD EQUITY INCOME FD	204	4,978
VANGUARD GROWTH EQUITY FD	96	1,278
VANGUARD SH TRM US TREAS	556	5,630
VANGUARD	120	3,380
VANGUARD	617	37,257
VANGUARD BD INDEX FD	14,696	146,368
VANGUARD	1,415	38,493
VANGUARD ASSET ALLOC	136	3,230
VANGUARD LG-TERM CORP FD	134	1,133
VANGUARD GNMA PORTFOLIO	754	7,724
VANGUARD SH TERM U S TREAS	876	8,994
VANGUARD IN TRM US TREAS	204	2,210
VANGUARD EUROPEAN PORT	692	17,998
VANGUARD INDEX 500 PORT	1,709	208,278
VANGUARD EXTD MKT PORTFOLIO	460	12,247
VANGUARD TOTAL STOCK MRKT	2,071	60,612
VANGUARD INDEX VAL PORT	1,383	31,623
VANGUARD INDEX GROWTH PORT	1,600	48,924
Sub Total	**13,760,124**	**187,223,000**
STOCK FUND:		
* PepsiCo Capital Stock	10,401,474	515,687,100
Sub Total	**10,401,474**	**515,687,100**
CORPORATE DEBT OBLIGATION:		
BOSTON CELTICS SBDB 6.000 2038	1,000	518
GENERAL MTRS DEB 07.7 4	10,000	10,250
MCI CAP I QUIPS 8%6-30-26	300	7,144
TRANS WORLD AIRLS WT 08-23-02	12	1

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
Sub Total	**11,312**	**17,912**
GOVERNMENT DEBT OBLIGATION:		
U S TREAS 5.250 2001	32,000	31,980
US TREAS STRIP 2001	56,000	17,157
Sub Total	**88,000**	**49,137**
COMMON STOCK:		
24 / 7 MEDIA INC	1,740	924
2THEMART COM INC	5,700	46
360NETWORKS INC	200	2,550
3COM CORP COM	2,588	21,998
3DFX INTERACTIVE INC	4,000	1,000
3DO CO	700	1,838
4 KIDS ENTMT INC	2,364	21,129
5TH AVE CHANNEL CORP	500	219
7-ELEVEN INC	200	1,750
A R T INTL INC	150	70
AAMES FINL CORP	30	19
AASTROM BIOSCIENCES INC	1,150	1,006
ABBOTT LABS COM	587	28,433
ABERCROMBIE & FITCH CO	100	2,000
ABGENIX INC	240	14,175
ABLE TELCOM HLDG CORP	2,000	6,376
ABN AMRO HLDG N V SPONSORED ADR	100	2,275
ABOUT COM INC	10	269
ACCELER8 TECHNOLOGY CORP	150	38
ACCESSOR SML CAP PRTFL	1,190	5,058
ACCRUE SOFTWARE INC	328	820
ACE LTD ORD	101	4,277
ACT TELECONFERENCING INC	100	713
ACTION PERFORMANCE COS INC	7,230	17,171
ACTIONPOINT INC	1,250	2,579
ACTIVE VOICE CORP COM	100	1,975
ACTRADE FINL TECH	200	4,413
ACTV INC	14,956	63,563
ADAMS GOLF INC	1,000	406
ADAPTEC INC COM	2,026	20,767
ADAPTIVE BROADBAND CORP	1,750	10,719
ADAPTIVE SOLUTIONS INC	906	18
ADC TELECOMMUNICATIONS INC COM	2,410	43,681
ADEPT TECHNOLOGY INC	177	2,567
ADOBE SYS INC COM	1,154	67,149

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
ADV ELEC SUPPORT PRODS INC	1,000	1,563
ADVANCED DIGITAL INFO CORP	2,800	64,400
ADVANCED MICRO DEVICES INC COM	9,170	126,665
ADVANCED PHOTONIX INC	2,958	2,219
ADVANCED PWR TECHNOLOGY INC	268	3,384
ADVANCED RADIO TELECOM CORP	300	309
ADVANCED TISSUE SCIENCES INC	4,080	12,366
ADVANTAGE MARKETING SYS INC	200	475
AEGIS COMMUNICATIONS GROUP I	1,125	878
AER ENERGY RES INC	325	78
AEROFLEX INC	112	3,229
AES CORP COM	350	19,381
AETHER SYSTEMS INC	80	3,130
AETNA U S HEALTHCARE INC	549	22,544
AFFYMETRIX INC	100	7,444
AFLAC INC COM	60	4,331
AGILENT TECHNOLOGIES INC	2,242	122,750
AIRSPAN NETWORKS INC	100	350
AIRTRAN HOLDINGS INC	230	1,668
AK STL HLDG CORP COM	500	4,375
AKAMAI TECHNOLOGIES INC	50	1,053
ALASKA AIR GROUP INC COM	200	5,950
ALBERTSONS INC COM	1,256	33,277
ALCATEL ALSTHOM SPONSORED ADR	412	23,046
ALCOA INC	450	15,085
ALDILA INC COM	800	1,050
ALFACELL CORP	250	164
ALGER CAP APPR PTF FD	897	9,571
ALGER MIDCAP GRWTH PT	5,197	41,157
ALL AMERN TERM TR INC	400	4,725
ALLAIRE CORP	850	4,276
ALLIED RISER COMMUNICATIONS	600	1,219
ALLIN CORP	1	1
ALLMERICA FINL CORP	17	1,233
ALLSTATE CORP COM	100	4,356
ALLTEL CORP COM	209	13,050
ALPHA INDS INC	495	18,315
ALPNET INC	200	88
ALTA GOLD CO	500	1
ALTERA CORP COM	730	19,208
AMAZON.COM INC	5,224	81,301
AMER ONLINE LATIN AMER CL A	2,165	5,820
AMERICA ONLINE	47,295	1,645,866
AMERICAN BIOGENETIC SCIENCES INC	2,000	1,376
AMERICAN COMMUNICATIONS ENTE	3,600	346
AMERICAN EXPRESS CO COM	1,467	80,594

PEPSICO 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
AMERICAN FUNDS INVESTMENT CO	564	17,505
AMERICAN GAS INDEX FD INC COM	26	531
AMERICAN GROWTH FUND	334	9,033
AMERICAN HOME PRODS CORP COM	887	56,369
AMERICAN INTL GROUP INC COM	87	8,575
AMERICAN INTL PETE CORP	2,000	226
AMERICAN PWR CONVERSION CORP COM	1,680	20,790
AMERICAN RES OFFSHORE INC	300	15
AMERICAN SOFTWARE INC CL A	1,850	2,544
AMERICAN STRATEGIC INCOME PORTFOLIO	87	1,019
AMERICAN TELESOURCE INTL INC	500	188
AMERICAN TOWER CORP	300	11,363
AMERICAN WTR WKS INC COM	89	2,614
AMERICREDIT CORP COM	100	2,725
AMERISOURCE HLTH CORP CL A	360	18,180
AMERISTAR CASINOS INC	110	564
AMERISTOCK MUT FD INC	137	5,499
AMERITRADE HLDG CORP	1,531	10,717
AMF BOWLING INC	2,000	100
AMGEN INC COM	5,041	322,311
AMKOR TECHNOLOGY INC	600	9,310
AML COMMUNICATIONS INC	1,125	1,547
AMPEX CORP DEL	665	249
AMR CORP DEL COM	146	5,721
AMTECH SYSTEMS	450	3,600
AMYLIN PHARMACEUTICALS INC COM	300	2,363
ANADIGICS INC	50	819
ANALOG DEVICES INC COM	618	31,634
ANDREA ELECTRONIC CORP	557	1,170
ANDRX CORP DEL	100	5,788
ANHEUSER BUSCH COS INC COM	374	17,017
ANNTAYLOR STORES CORP COM	900	22,444
APAC TELESERVICES INC	40	148
APACHE CORP COM	120	8,408
APEX SILVER MINES LTD	300	2,513
APOGENT TECHNOLOGIES INC	300	6,150
APPLE COMPUTER INC COM	8,332	123,939
APPLEBEES INTL INC COM	20	629
APPLERA CORP, APPLIED BIOSYSTEMS	415	39,051
APPLERA ERA GENOMICS	481	17,376
APPLIED DIGITAL SOLUTIONS IN	7,930	5,456
APPLIED INNOVATION INC	550	4,710
APPLIED MAGNETICS CORP COM	905	1
APPLIED MATERIALS INC	10,251	391,465
APPLIED MICRO CIRCUITS CORP	408	30,619
APPLIED SCIENCE & TECHN INC	200	2,400

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
AQUA VIE BEVERAGE CORP	3,000	480
ARCH WIRELESS INC	2,387	1,492
ARCH WIRLSS WT EXP 9-1-01	101,000	1,616
ARCHER DANIELS MIDLAND CO COM	231	3,465
ARI NETWORK SERVICES INC	75	70
ARIAD PHARMACEUTICALS INC	1,094	5,197
ARIBA INC	1,715	91,967
ARMOR HLDGS INC	20	349
ARTESYN TECHS INC	800	12,700
ASCENDANT SOLUTIONS INC	200	56
ASHANTI GOLDFIELDS LTD	300	563
ASI SOLUTIONS INC	100	1,575
ASIA PAC FD INC COM	397	3,102
ASK JEEVES INC	20	49
ASPEN TECHNOLOGY INC	150	4,988
ASSOCIATES FIRST CAP CORP	200	3
ASTROPOWER INC	800	25,100
AT & T LATIN AMER CORP	3,000	8,250
AT HOME CORP SER A	5,551	30,703
AT TRACK COMMUNICATIONS INC	1,000	750
AT&T CORP LBRTY MED A	5,502	74,624
AT&T CORP COM	14,092	243,088
AT&T WIRELESS GROUP	450	7,791
ATI TECHNOLOGIES INC	100	575
ATLANTIC TECHNOLOGY VENTURES	9,473	6,214
ATLAS PIPELINE PARTNERS L P	250	4,735
ATMEL CORP COM	9,975	115,959
ATMI INC	700	13,650
AUDIBLE INC	300	131
AUDIOHIGHWAY COM	806	226
AUDIOVOX CORP	1,070	9,630
AURA SYSTEMS INC	150	47
AURORA FOODS INC	500	1,219
AUTOIMMUNE INC	127	191
AUTOMATIC DATA PROCESSING COM	140	8,864
AUTOTOTE CORP CL A COM	700	2,065
AUTOTRADECENTER COM INC	1,000	310
AVANEX CORP	553	32,938
AVANIR PHARMACEUTICALS	39,530	202,591
AVAX TECHNOLOGIES INC	90	338
AVAYA INC	3,080	31,764
AVENTIS	250	21,063
AVI BIOPHARMA	1,000	2,000
AVI BIOPHARMA INC	2,495	11,851
AVICI SYS INC	200	4,925
AVID TECHNOLOGY INC COM	15	274

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
AVIS RENT A CAR INC	50	1,628
AVISTA CORP	50	1,025
AVNET INC COM	36	774
AVOCENT CORP	109	2,943
AVON PRODS INC COM	150	7,181
AVTEAM INC	1,000	438
AVX CORP NEW	198	3,244
AWARE INC MASS	100	1,775
AXCELIS TECHNOLOGIES INC	32	284
AXYS PHARMACEUTICALS INC	100	563
AZCO MNG INC DEL	1,000	438
AZZ INC	100	1,763
B2B INTERNET HOLDRS TR	100	1,781
B2BSTORES COM INC	100	150
BABSON VALUE FD INC COM	10	440
BAKER HUGHES INC COM	500	20,782
BALCHEM CORP CL B	300	3,975
BALLANTYNE OMAHA INC	5,827	2,098
BALLARD PWR SYS INC	985	62,209
BALLYS HEALTH & TENNIS CORP	25	847
BANK AMER CORP	443	20,323
BANK NEW YORK INC COM	500	27,594
BANK ONE CORP	758	27,762
BANKNORTH GROUP INC NEW	500	9,969
BARNESANDNOBLE COM INC	2,654	3,485
BARR LABS INC	67	4,887
BARRICK GOLD CORP	2,101	34,414
BARRY R G CORP OHIO	500	1,188
BASF AG	5	222
BATTLE MTN GOLD CL A	2,600	4,389
BAXTER INTL INC COM	200	17,663
BEA SYS INC	5,421	364,904
BEAR STEARNS S&P STARS B	1,553	48,326
BED BATH & BEYOND INC COM	20	448
BEL FUSE INC	50	1,675
BEL FUSE INC	150	5,100
BELLSOUTH CORP COM	396	16,211
BEMA GOLD CORP COM	3,774	944
BENTLEY PHARMACEUTICALS INC	1,500	8,813
BENTON OIL & GAS CO COM	600	938
BERKSHIRE HATHAWAY	8	568,000
BERKSHIRE HATHAWAY L B	36	84,744
BEST BUY INC COM	479	14,161
BETHLEHEM STL COM	200	350
BEYOND COM CORP	1,267	198
BICO INC	10,000	470

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
BID COM INTL INC	1,350	886
BIFS TECHNOLOGIES CORP	7,900	909
BIO TECHNOLOGY GEN CORP	50	353
BIOCHEM PHARMA INC	350	11,200
BIOCIRCUITS CORP	720	43
BIOGEN N V COM	898	53,937
BIOJECT MED TECHNOLOGIES INC	100	613
BIOMET INC COM	217	8,612
BIONUTRICS INC	1,000	500
BIOPURE CORP	100	2,000
BIOTECH HLDRS TR	200	34,063
BIOTIME INC	165	1,238
BIOVAIL CORP	250	9,710
BISYS GROUP INC COM	17	886
BJS WHSL CLUB INC	123	4,720
BJURMAN FDS	1,050	43,258
BLACK & DECKER CORP COM	14	550
BLACK BOX CORP DEL COM	64	3,092
BLAIR WILLIAM INTL GRTH FD	266	4,764
BLOCKBUSTER INC	158	1,323
BLOWOUT ENTMT INC	3,000	12
BLUE CHIP VALUE FD	506	3,820
BLUE MARTINI SOFTWARE INC	25	331
BLUE WAVE SYS INC	4,822	20,797
BLUESTONE SOFTWARE INC	97	1,467
BMC SOFTWARE INC	1,334	18,676
BOEING CO COM	350	23,100
BOISE CASCADE CORP COM	100	3,363
BOOKHAM TECHNOLOGY PLC	751	9,857
BORDERS GROUP INC	100	1,169
BOSS HLDGS INC	20	34
BOSTON BEER INC	10	88
BOSTON CELTICS LTD PARTNERSH	50	388
BOSTON LIFE SCIENCES INC	150	459
BOSTON SCIENTIFIC CORP COM	310	4,243
BOTTOMLINE TECHNOLOGIES DEL	100	2,569
BOYD GAMING CORP COM	500	1,719
BOYDS COLLECTION LTD	70	652
BP AMOCO P L C	48	2,298
BRAINTECH INC	200	30
BRANDYWINE FD INC COM	3,780	111,083
BRAZOS SMALL CAP GROWTH FUND	214	4,379
BREAKAWAY SOLUTIONS INC	60	53
BREEZECOM LTD	50	716
BRIGHTPOINT INC	2,240	7,840
BRINKER INTL INC COM	278	11,746

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
BRIO TECHNOLOGY INC	1,900	8,016
BRISTOL MYERS SQUIBB CO COM	1,598	118,153
BRITISH TELECOMMUNICATIONS	17	1,475
BROADBAND WIRELESS INTL CORP	5,000	360
BROADBASE SOFTWARE INC	100	625
BROADCOM CORP	2,398	201,432
BROADVISION INC	4,758	56,206
BROADWING INC	53	1,209
BROCADE COMMUNICATIONS SYS I	626	57,475
BROOKTROUT TECHNOLOGY INC COM	100	947
BSB BANCORP INC	132	1,739
BUENOS AIRES EMBOTELLADORA S A	557	6
BULL RUN CORP GA	459	789
BURLINGTON COAT FACTORY WHSE CORP	800	15,150
BURLINGTON NORTHN SANTA FE	100	2,831
BURNHAM PAC PPTYS INC COM	105	486
BURST COM INC	255	88
BUSINESS OBJECTS S A SPONSORED ADR	300	16,988
BUY COM INC	2,746	1,801
CABLE DESIGN TECHN CORP	195	3,279
CABLETRON SYS INC COM	232	3,495
CABLEVISION SYS CORP CL A	100	8,494
CACI INTL INC	218	5,017
CAIS INTERNET INC	180	174
CALDERA SYS INC	150	291
CALEDONIA MNG CORP COM	3,500	102
CALICO COMM INC	48	47
CALIFORNIA AMPLIFIER INC	68	629
CALLAWAY GOLF CO COM	498	9,275
CALPINE CORP	490	22,081
CALTON INC	700	2,450
CALYPTE BIOMEDICAL CORP	1,948	2,040
CAMBRIDGE TECH PTNRS MA INC	130	341
CAMPBELL RES INC NEW	330	93
CAMPBELL SOUP CO COM	110	3,809
CAMTEK LTD	100	738
CANADIAN 88 ENERGY CORP	1,000	2,700
CANDIES INC	480	390
CANTERBURY INFO TECHNLGY INC	666	1,374
CANYON RES CORP	525	525
CAPITOL FED FINL	150	2,513
CARDINAL HEALTH INC COM	607	60,483
CARDIOTECH INTL INC	800	700
CAREMARK RX INC	2,756	37,380
CARNEGIE INTL CORP COLO	290	36
CARNIVAL CORP CL A	213	6,564

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
CAROLINA PWR & LT CO	10	249
CARREKER-ANTINORI INC	400	13,900
CARTER WALLACE INC COM	50	1,669
CASEYS GEN STORES INC COM	60	896
CATALINA MARKETING CORP	180	7,009
CATALYST INTL INC	200	950
CATERPILLAR INC COM	671	31,747
CBRL GROUP	113	2,055
CCA INDS INC	100	56
CCBT FINL COS INC	300	5,644
CELESTICA INC	300	16,275
CELL GENESYS INC	315	7,186
CELLEGY PHARMACEUTICALS INC	100	588
CENDANT CORP	3,619	34,833
CENTENNIAL TECHNOLOGIES INC	150	1,706
CENTURA SOFTWARE CORP	2,200	1,718
CENTURY BUSINESS SVCS INC	180	203
CENTURYTEL INC	200	7,150
CFM TECHNOLOGIES INC	3,950	23,206
CHARTER COMMUNICATIONS INC D	620	14,067
CHASE MANHATTAN CORP NEW	1,263	57,372
CHATTEM INC COM	500	2,813
CHEAP TICKETS INC	300	2,925
CHECK PT SOFTWARE TECH LTD	701	93,628
CHECKER DRIVE-IN RESTAURANTS	8	30
CHECKPOINT SYS INC COM	242	1,800
CHEESECAKE FACTORY INC	300	11,513
CHESAPEAKE CORP COM	100	2,056
CHESAPEAKE ENERGY CORP	1,044	10,571
CHEVRON CORP COM	25	2,111
CHINA BROADBAND CORP LTD	5,100	3,346
CHINA COM CORPORATION	1,243	5,594
CHINA INDL GROUP INC COM	2,300	12
CHINA UNICOM LTD	25	369
CHIPPAC INC	90	267
CHIRON CORP COM	84	3,738
CHITTENDEN CORP COM	107	3,243
CHS ELECTRONICS INC	3,300	3
CHYRON CORP	2,100	2,625
CIBER INC	696	3,393
CIENA CORP	1,020	82,875
CINCINNATI MICROWAVE INC	2,105	2
CINTAS CORP COM	43	2,287
CIRCLE COM INC	3,000	1,689
CIRCUIT CITY STORES INC COM	1,086	12,487
CIRCUIT RESH LABS INC	40	179

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
CIRRUS LOGIC INC COM	915	17,156
CIRTICAL PATH	47	1,445
CISCO SYS INC COM	111,622	4,269,542
CITIGROUP INC	5,896	301,069
CITIZENS COMMUNICATIONS	110	1,444
CITIZENS EMERGING GROWTH	806	16,406
CITRIX SYS INC	2,809	63,203
CLAIRES STORES INC COM	100	1,794
CLARENT CORP DEL	100	1,131
CLARUS CORP DEL	935	6,545
CLEAR CHANNEL COMMUNICATIONS INC	490	23,735
CLEAR NET INC COM	500	657
CLIPPER FD INC COM	164	12,985
CLOROX CO COM	1,269	45,033
CMG INFORMATION SVCS INC	9,048	50,615
CMS ENERGY CORP COM	2,500	79,220
CNET NETWORKS	883	14,128
COBALT GROUP INC	50	56
COCA COLA	3,503	213,478
COCA COLA FEMSA S A DE C V	231	5,169
COCA-COLA ENTERPRISES INC COM	700	13,300
COGNOS INC	300	5,644
COHEN & STEERS RLTY INCM FD	75	520
COHESION TECHNOLOGIES INC	400	2,275
COHN&STERS RLTY INC	186	8,211
COINSTAR INC UNIT	35	534
COLGATE PALMOLIVE CO COM	1,359	87,723
COLORADO CASINO RESORTS INC	500	1
COLT TELECOM GROUP PLC	12	1,053
COLUMBIA FINL KY INC	70	547
COLUMBIA LABS INC	989	4,266
COLUMBIA SPORTSWEAR CO	65	3,234
COM21 INC	55	258
COMCAST CORP CL A SPL	520	21,710
COMDISCO INC COM	1,480	16,928
COMMERCE BANCORP INC N J	67	4,581
COMMERCE GROUP INC MASS	35	951
COMMERCE ONE INC DEL	3,335	84,419
COMMNICTN INTLGNC CP	4,112	4,239
COMMSCOPE INC	1,000	16,563
COMPAQ COMPUTER CORP COM	14,618	220,001
COMPOSITECH LTD	2,000	70
COMPUTER ASSOC INTL INC COM	124	2,418
COMPUTER NETWORK TECHNOLOGY CORP	50	1,441
COMPUTER SCIENCES CORP COM	213	12,807
COMPUTERIZED THERMAL IMAGING	550	825

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
COMPUWARE CORP COM	825	5,156
COMVERSE TECHNOLOGY INC	330	35,846
CONAGRA CAP L C	350	8,768
CONAGRA INC COM	200	5,200
CONCERO INC	950	2,850
CONCORD CAMERA CORP	400	6,600
CONCORD EFS INC	100	4,394
CONCUR TECHNOLOGIES INC	1,075	1,192
CONCURRENT COMPUTER CORP NEW COM	1,000	5,375
CONDUCTUS INC	65	341
CONECTIV INC	4	52
CONECTIV INC	30	602
CONEXANT SYS INC	3,322	51,076
CONOCO INC	109	3,154
CONOLOG CORP	5,500	2,580
CONRAD INDS INC	100	575
CONSECO INC	2,132	33,046
CONSECO INC COM	8,913	117,547
CONSOLIDATED PRODS	100	688
CONSTELLATION ENERGY GRP	78	3,515
CONVERGENT COMMUNICATIONS IN	1,100	653
CONVERSE INC DEL	100	30
COPPER MTN NETWORKS INC	479	2,829
COR THERAPEUTICS INC COM	100	3,519
CORAM HEALTHCARE CORP COM	250	75
CORE LABORATORIES N V	200	5,463
COREL CORP COM	1,817	2,896
CORIXA CORP	65	1,812
CORNERSTONE PROPANE PARTNERS	100	1,188
CORNING INC COM	7,222	381,438
CORONADO INDS INC	1,000	250
CORRECTIONS AMER CONV PFD	4	29
CORRECTIONS CORP AMER	82	28
CORTEX PHARMACEUTICALS INC	1,000	1,406
CORUS GROUP PLC	20	200
CORVIS CORP	400	9,525
COSTCO WHSL CORP NEW	440	17,573
COUNTRYWIDE CR INDS INC COM	476	23,919
COVAD COMMUNICATIONS GROUP I	9,122	15,106
CRAY INC	860	1,290
CREATIVE TECH	150	1,669
CREDENCE SYS CORP	250	5,750
CREE RESH INC	2,418	85,914
CRESCENT RL ESTT EQTS COM	1,100	24,475
CROMPTON CORP	2,000	21,000
CROSS TIMBERS OIL CO COM	1,200	33,300

PEPSICO 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
CROSSROADS SYS INC	400	1,875
CROWN AMERN RLTY TR	1,000	5,313
CROWN CASTLE INTL CORP	170	4,601
CRYOLIFE INC	627	18,967
CSX CORP COM	200	5,188
CUBIST PHARMACEUTICALS INC	100	2,900
CULLEN FROST BANKERS INC COM	251	10,486
CUMMINS ENGINE INC COM	31	1,176
CURATIVE HEALTH SVCS INC	200	1,113
CURIS INC	800	7,100
CUSAC INDS LTD	1,000	63
CV THERAPEUTICS INC	25	1,769
CVS CORP	133	7,972
CYBER-CARE INC	1,000	2,125
CYBERCASH INC	121	98
CYBERIAN OUTPOST INC	1,125	1,337
CYBERSOURCE CORP DEL	2,000	4,750
CYCOMM INTL INC	1,800	522
CYMER INC	750	19,301
CYPRESS BIOSCIENCES INC	4,618	2,743
CYPRESS SEMICONDUCTOR CORP COM	1,360	26,776
CYSIVE INC	500	2,063
CYTOGEN CORP COM	2,249	5,272
CYTRX CORP	1,300	935
CYTYC CORP	100	6,256
DAIMLERCHRYSLER AG	260	10,712
DAKOTA MNG CORP	24,187	73
DANKA BUSINESS SYS PLC	50	17
DATA BROADCASTING CORP	364	1,274
DATA DIMENSIONS INC	1,000	344
DATA RACE INC	3,598	2,699
DATA RETURN CORP	100	375
DATA SYS & SOFTWARE INC	400	1,675
DATALINK COMMUNICATIONS CORP	2,607	5,540
DATATEC SYS INC	1,090	1,908
DATAWATCH CORP	200	69
DATRON SYS INC DEL COM	1,000	12,000
DATUM INC	86	1,903
DAUPHIN TECHNOLOGY INC	1,000	1,000
DAVE & BUSTERS INC	150	1,650
DAVIS N Y VENTURE FD CL B	2,240	62,446
DAVIS N Y VENTURE FD CL C	126	3,534
DAYTON MNG CORP	20	3
DEBT STRATEGIES FD	11,253	72,447
DECKERS OUTDOOR CORP	100	525
DEERE & CO COM	239	10,949

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
DELAWARE GROUP TREND FD INC	40	841
DELIAS CORP	1,571	2,209
DELL COMPUTER CORP COM	55,066	960,241
DELPHI AUTOMOTIVE SYS CORP	677	7,616
DELTA AIR LINES INC COM	100	5,024
DEPARTMENT 56 INC COM	13	150
DESCARTES SYS GROUP INC	70	1,680
DESWELL INDS INC	150	2,381
DEVON ENERGY CORPORATIOIN NE	50	3,049
DIAL CORP NEW	235	2,585
DIAMOND OFFSHORE DRILLNG INC	100	4,000
DIAMONDS TR	39	4,164
DIEBOLD INC COM	100	3,338
DIEDRICH COFFEE INC	480	135
DIGIMARC CORP	136	2,244
DIGITAL BIOMETRICS INC COM	100	294
DIGITAL IS INC DEL	2,925	11,884
DIGITAL LIGHTWAVE INC	93	2,947
DISNEY WALT CO	126	543
DMC STRATEX NETWORKS INC	278	4,170
DODGE & COX BAL FD	43	2,710
DODGE & COX STOCK FD COM	220	21,272
DOLLAR GENERAL CORP COM	7,660	144,589
DONALDSON LUFKIN&JENRETT NEW	1,200	4,500
DOUBLECLICK COM	1,613	17,743
DOVER CORP COM	22	892
DOVER DOWNS ENTMT INC	400	4,475
DRAGON PHARMEUCETICALS INC	375	609
DRESDNER RCM BIOTECHNOLOGY	2,664	96,902
DRESDNER RCM GLOBAL STRAT	3	19
DREYERS GRAND ICE CREAM INC COM	503	16,212
DRKOOP COM INC	1,930	423
DRUGSTORE COM INC	200	181
DRYPERS CORP	100	2
DSL NET INC	2,693	1,430
DU PONT E I DE NEMOURS & CO COM	538	25,984
DUCATI MTR HLDGS SPA	200	3,538
DUKE PWR CO COM	1,106	94,287
DURBAN ROODEPOORT DEEP LTD	480	315
DYCOM INDS INC	437	15,705
DYNAMIC OIL & GAS INC	240	469
E DIGITAL CORP	100	156
E M C CORP MASS COM	18,983	1,262,370
E MEDSOFT COM	50	31
E TRADE GROUP INC	3,212	23,689
E.SPIRE COMMUNICATIONS INC	142	71

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
EARTHLINK INC. MER FROM	4,576	23,022
EARTHSHELL CONTAINER CORP	100	128
EASTMAN KODAK CO COM	541	21,302
EATERIES INC	3	8
EATON VANCE MRTHN INF AGE B	68	1,211
EATON VANCE WW HLTH SCI B	1,375	17,438
EATON VNC WW HLTH SCNCS C	166	1,759
EBAY INC	1,660	54,780
ECCS INC	100	31
ECHELON CORP	1,235	19,838
ECHO BAY MINES LTD COM	2,300	863
ECHOSTAR COMMUN CORP NEW	354	8,054
ECLIPSE FINL ASSET TR	318	3,387
ECO 2 INC	1,150	6
ECO SOIL SYS INC	450	366
ECONNECT	8,700	2,349
EDISON INTL	250	3,906
EEX CORP	133	648
EFFICIENT NETWORKS INC	320	4,560
EGAIN COMMUNICATIONS CORP	310	959
EGGHEAD COM INC NEW	3,749	2,227
EGLOBE INC	59	1
EL PASO ELEC CO	16	211
ELAN CORP PLC	300	234
ELAN PLC ADR	807	37,778
ELBIT COMPUTERS LTD	100	538
ELBIT VISION SYSTEMS LTD	80	10
ELEC COMMUNICATIONS CORP	700	547
ELECTRIC CITY CORP	700	2,100
ELECTRIC FUEL CORP	450	2,110
ELECTRIC LIGHTWAVE INC	260	861
ELECTRO SCIENTIFIC INDUSTRIES	300	8,400
ELECTRONIC DATA SYS CORP NEW	281	16,218
ELECTRONICS ARTS COM	10	426
ELECTRONICS FOR IMAGING INC COM	224	3,122
ELECTROSOURCE INC	2,180	1,975
ELMIRA SVGS BK FSB N Y	52	1,053
ELOT INC	5,200	2,600
ELVA INC	100	88
EMERGE INTERACTIVE INC	10	36
EMERSON ELEC CO COM	100	7,881
EMPLOYEE SOLUTIONS INC	10,500	21
EMULEX CORP	2,182	174,425
ENAMELON INC	526	8
ENCAD INC COM	40	56
ENCORE WIRE CORP	357	2,075

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
ENDOCARE INC	10	128
ENERGEN CORP COM	200	6,438
ENGAGE TECHNOLOGIES INC	200	150
ENRON CORP COM	344	28,590
ENTEGRIS INC	370	2,769
ENTREMED INC	335	5,779
ENTRUST TECHNOLOGIES INC	503	6,539
ENZO BIOCHEM INC	300	7,463
ENZON INC	375	23,274
EOG RES INC	80	4,373
EPRESENCE INC	1,555	6,755
EPRISE CORP	99	179
EQUITY MARKETING INC	50	688
ERICSSON L M TEL CO ADR CL B SEK 10	16,730	187,175
ESHED ROBOTEC LTD	147	303
ETOYS INC	3,768	708
EVERCEL INC	40	365
EVOLVE SOFTWARE INC	100	488
EXCELSIOR BUS & INDS REST	438	14,798
EXCELSIOR ENRGY AND NAT RES	64	1,038
EXCHANGE APPLICATIONS	3,080	3,755
EXELON CORP	100	7,021
EXODUS COMMUNICATIONS INC	5,551	111,020
EXPEDIA INC	100	956
EXTENDED SYS INC	121	1,414
EXTENSITY INC	50	301
EXTREME NETWORKS INC	151	5,908
EXXON MOBIL CORP	1,064	92,471
F & M NATL CORP	81	2,112
F5 NETWORKS INC	600	5,700
FACTUAL DATA CORP	100	531
FAIRMARKET INC	100	150
FAMILY DLR STORES INC COM	30	643
FASCIANO FD INC	154	5,087
FECHTOR DETWILER MITCHELL &	7,000	4,375
FEDERAL MOGUL CORP COM	1,742	4,030
FEDERAL NATL MTG ASSN COM	476	41,326
FEDERATED CAP APPREC A	156	4,013
FEDEX CORP	470	18,781
FIBERCORE INC	950	3,444
FIFTH THIRD BANCORP COM	88	5,258
FINET HLDGS CORP	200	13
FINISAR CORP	495	14,355
FINISH LINE INC CL A	500	2,953
FINOVA GROUP INC	800	800
FIREARMS TRAINING SYS INC	4,070	305

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
FIRST DATA CORP COM	100	5,269
FIRST ECOM COM INC	495	371
FIRST TEAM SPORTS	1,500	1,782
FIRST UN CORP COM	750	20,860
FIRSTAR CORP NEW WIS	207	4,813
FIRSTHAND COMM FD	3,614	30,649
FIRSTHAND E-COMMERCE	3,560	23,606
FIRSTHND TECH LEADRS FD	1,060	35,879
FIRSTHND TECH VALUE	4,827	358,824
FIRSTPLUS FINL GROUP INC	100	9
FIRSTWORLD COMMUNICATIONS IN	2,500	1,640
FL EAST COAST INDS CL B	9	308
FLAG INVS COMM FD CL B	78	2,007
FLEETBOSTON FINL CORP	124	4,658
FLEXTRONICS INTL LTD	2,700	76,950
FLOW INTL CORP COM	50	550
FLOWERS IND INC	450	7,088
FLTCHR CHLLGEADR FST SHS	200	250
FOCUS ENHANCEMENTS INC	500	344
FONAR CORP	1,199	1,574
FONIX CORP DEL	1,500	443
FOOD TECHNOLOGY SVC INC	100	109
FORD MTR CO	5,091	119,329
FORELAND CORP	300	12
FOREST LABS INC COM	50	6,644
FOREST OIL CORP	130	4,794
FORRESTER RESH INC	25	1,252
FORTEL INC CALIF	3,700	810
FOUNDRY NETWORKS	235	3,525
FOUR SEASONS HOTELS INC	100	6,363
FPL GROUP INC COM	100	7,175
FRANKLIN RES INC COM	87	3,315
FRANKLIN STRATEGIC SER	340	6,028
FRANKLIN STRATEGIC SER	468	18,391
FRANKLIN TELECOMMS CORP	2,000	876
FREEMARKETS INC	230	4,370
FREEPORT-MCMORAN CL A	102	842
FRIEDE GOLDMAN INTL INC	750	2,672
FRIENDLY ICE CREAM CORP NEW	300	619
FRISBY TECHNOLOGIES INC	500	1,500
FRONTIER AIRLINES INC	339	10,488
FRUIT OF THE LOOM LTD	3,300	429
FT 399 NASDAQ 15 S	2,016	11,169
FUELCELL ENERGY INC	305	20,912
FUNDAMENTAL INVS INC COM	32	1,011
FUNDTECH LTD	209	3,736

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
FURNITURE BRANDS INTL INC	100	2,106
FUTURELINK DISTR CORP	500	328
FUTUREMEDIA PLC	500	94
FVC COM INC	172	172
GABELLI INTR COUCH POTATO	1,001	20,389
GABELLI SML CAP GRTH FD	268	5,007
GABELLI ASSET FUND SH BEN INT	2,014	68,284
GABELLI GROWTH FD SH BEN INT	1,523	57,555
GAP INC COM	1,098	27,999
GARDEN COM INC	400	38
GARDENBURGER INC	500	250
GATEWAY INC	876	15,759
GATEWAY TR INDEX PLUS FD	40	1,008
GEMSTAR-TV GUIDE INTL INC	37	1,707
GENCOR INDS INC	175	140
GENELABS TECHNOLOGIES INC COM	1,300	5,322
GENENTECH INC	334	27,221
GENERAL DYNAMICS CORP COM	43	3,354
GENERAL ELECTRIC CORP COM	30,911	1,481,830
GENERAL MAGIC INC	4,320	6,074
GENERAL MILLS INC COM	75	3,342
GENERAL MOTORS CORP	962	49,018
GENERAL MTRS CL H	617	14,191
GENESIS MICROCHIP INC	920	8,510
GENESISINTERMEDIA COM INC	615	10,532
GENEVA STL CO CL A	50	1
GENOME THERAPEUTICS CORP COM	372	2,592
GENRAD INC COM	100	1,000
GENSET SA	87	1,098
GENTEX CORP COM	140	2,608
GENUITY INC	2,240	11,341
GENZYME CORP	31	269
GENZYME CORP	16	1,439
GENZYME CORP	1,001	9,197
GENZYME TRANSGENICS CORP	100	1,431
GEOWORKS	100	294
GERON CORP	400	6,175
GIGA TRONICS INC	60	306
GIGAMEDIA LTD	85	234
GILLETTE CO COM	919	33,202
GLAXO PLC	448	25,088
GLENAYRE TECHNOLOGIES INC COM	300	1,059
GLOBAL CAP PARTNERS INC	100	116
GLOBAL CONNECTIONS INC	1,000	60
GLOBAL CROSSING LTD	5,134	73,483
GLOBAL INDUSTRIES LTD COM	100	1,369

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
GLOBAL MED TECHNOLOGIES INC	100	41
GLOBALDIGITALCOMMERCE COM IN	100	7
GLOBALSTAR TELECOM LTD.	2,114	1,915
GLOBECOMM SYS INC	150	1,106
GLOBESPAN INC	262	7,205
GLOBIX CORP	540	1,485
GOAMERICA INC	2,015	10,831
GOLDEN BOOKS FAMILY ENTMT	24	12
GOLDEN ENTERPRISES INC	100	356
GOLDEN ST BANCORP INC WTS 1	100	119
GOLDMAN SACHS PR B	230	2,715
GOLDMAN SACHS GROUP	14	1,497
GOLDMAN SACHS PR A	3,330	39,629
GOODRICH B F CO COM	100	3,638
GOODYEAR TIRE & RUBR CO COM	835	19,197
GOTO COM INC	100	731
GRACE W R & CO DEL NEW	475	1,514
GRAND TOYS INTL INC	300	94
GRAND UN CO	1,000	5
GRANITE BAY TECHNOLOGIES INC	100	45
GRAPHIC PACKAGING INTL	200	225
GRIC COMMUNICATIONS INC	44	94
GRUPO TRIBASA S A DE C V	5	2
GSI LUMONICS INC	300	2,400
GSV INC	14	2
GTSI CORP	1,200	3,787
GUIDANT CORP	296	15,966
GUILFORD PHARMACEUTICAL INC	100	1,800
GUINNESS TELLI PHONE CORP	1,100	193
GUNDLE	145	299
HALLIBURTON CO COM	300	10,875
HAMILTON-BIOPHILE COS	1,447	14
HANCOCK JOHN FINL SVCS	200	7,525
HANSON PLC	99	3,391
HARBOR FD BD FD	300	3,363
HARBOR FD CAP APPRECIATION FD	640	22,784
HARBOR FD INTL FD	272	9,551
HARBOR INTL GRTH FD	426	6,118
HARBOR VALUE FUND	356	4,996
HARKEN ENERGY CORP	76	257
HARLEY DAVIDSON INC COM	5,300	210,686
HARMONIC LIGHTWAVES INC	2,631	14,965
HAROLDS STORES INC	208	312
HARRAHS ENTERTAINMENT CORP	150	3,956
HARRIS INTERACTIVE INC	350	1,291
HARRIS OAKMARK FUND	506	15,168

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
HARRIS OAKMARK SEL FD	2,730	59,105
HARTFORD FINL SVCS GRP	15	1,059
HASBRO INC COM	300	3,188
HAUPPAGUE DIGITAL INC	45	68
HEALTH MGMT ASSOC INC NEW CL A	280	5,810
HEALTHEXTRAS INC	400	1,400
HEALTHSOUTH REHABILITATION CORP COM	2,150	35,073
HEARME INC	100	63
HELEN OF TROY LTD NEW	71	346
HENLEY HEALTHCARE INC	1,000	219
HENLOPEN FD	304	6,047
HERCULES INC COM	1,000	19,063
HERSHEY FOODS CORP COM	316	20,343
HEWLETT PACKARD CO COM	3,963	125,093
HIGH SPEED ACCESS CORP	1,195	1,270
HILTON HOTELS CORP COM	621	6,521
HITACHI LTD ADR 10 COM	89	7,691
HIV-VAC INC	6,000	222
HNC SOFTWARE INC	100	2,969
HNCCK JOHN II FINL INDS FD B	274	5,545
HNCCK JOHN II SPL CAP VAL B	100	1,832
HOME DEPOT INC COM	20,418	932,852
HOME FED BANCORP	250	4,000
HOME HEALTH CORP AMER INC	90	1
HOME PPTYS NY INC	200	5,588
HOMEBASE INC	3,700	3,700
HOMESTAKE MNG CO COM	300	1,256
HOMESTORE COM INC	1,300	26,163
HONEYWELL INTL INC	58	2,756
HOOPER HOLMES INC	400	4,424
HORIZON ORGANIC HLDG CORP	1,000	4,438
HORIZON PHARMACIES INC	569	569
HOT TOPIC INC	224	3,682
HOTELWORKS COM INC	250	94
HOUSEHOLD INTL INC COM	100	5,500
HOWTEK INC	1,200	3,826
HUDSON UTD BANCORP	235	4,920
HUMAN GENOME SCIENCES INC	908	62,936
HURRICANE HYDROCARBONS LTD CL A	2,500	11,875
HUTCHINSON TECHNOLOGY INC COM	500	6,875
HUTCHISON WHAMPOA LTD	100	1,247
HVIDE MARINE INC NEW	5	3
HYDROGIENE CORP	9,500	200
HYPERION SOLUTIONS CORP	300	4,631
HYSEQ INC	200	2,875
I2 TECHNOLOGIES INC	3,580	194,663

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
I3 MOBILE INC	25	100
ICN PHARMACEUTICAL INC NEW	40	1,228
ICO HOLDINGS INC	1,000	1,969
ICON FDS	706	9,802
ICOS CORP COM	211	10,959
IDEC PHARMACEUTICALS CORP	50	9,478
IDENTIX INC	227	1,782
IDEX SER ALGER AGGR GR B FD	67	1,757
IDT CORP	400	8,150
IEC ELECTRS CORP NEW COM	100	56
IIS INTELLIGENT INFO SYS LTD	100	175
IKON OFFICE SOLUTIONS INC	3,000	7,500
ILX RESORTS INC	1,000	1,875
IMAGEMAX INC	133	100
IMAGEX COM INC	1,300	1,340
IMAGING TECHNOLOGIES CORP	7,000	343
IMAGINON INC	1,150	108
IMATION CORP	2	31
IMATRON INC	3,200	4,400
IMCLONE SYS INC COM	300	13,200
IMMUNEX CORP NEW COM	528	21,450
IMMUNOGEN INC	920	19,723
IMP INC	9	5
IMPERIAL TOBACCO GRP	99	2,005
INACOM CORP COM	4,450	4
INCYTE PHARMACEUTICALS INC	775	19,278
INDIVIDUAL INVESTOR GRP INC	100	41
INDUSTRIAL HLDGS INC	2,360	2,509
INFINEON TECHNOLOGIES AG	100	3,600
INFONAUTICS CORP CL A	10,300	7,406
INFONET SVCS CORP	100	500
INFONOW CORP	1,000	1,406
INFORMIX CORP COM	1,282	3,806
INFORTE CORP	50	688
INFOSPACE COM INC	4,891	43,256
INFOUSA INC NEW	8,025	27,084
INGERSOLL RAND CO COM	21	879
INGRAM MICRO INC	580	6,525
INHALE THERAPEUTIC SYS INC	1,520	76,760
INKTOMI CORP	1,310	23,416
INNOVEX INC	500	3,375
INPRISE CORP	740	4,093
INPUT	100	1,019
INRANGE TECHNOLOGIES CORP	60	1,016
INSTITUTIONAL EQUITY HLDGS I	100	5
INSYNQ INC	400	138

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
INTEGRAMED AMER INC	50	94
INTEGRATED DEVICE TECH	1,631	54,027
INTEGRATED HEALTH SVCS INC COM	4,105	135
INTEGRATED TELECOM EXPRESS I	500	2,391
INTEGRATED WASTE SVCS INC	9,000	54
INTEL CORP COM	86,107	2,588,646
INTELECT COMMUNICATIONS INC	1,423	534
INTELIDATA TECHNOLOGIES CORP	1,000	2,594
INTELLIGENT CTLS IN	150	150
INTELLIGROUP INC	5,000	4,375
INTER TEL INC COM	28	215
INTERDIGITAL COMMUNICATIONS CORP	2,340	12,650
INTERMAGNETICS GEN CORP COM	3	50
INTERMEDIA COMMUNICATION FLA	1,700	12,220
INTERNAP NETWORK SVCS CORP	145	1,051
INTERNATIONAL BRANDS INC	1,000	31
INTERNATIONAL BUSINESS MACHS COM	6,798	577,832
INTERNATIONAL FIBERCOM INC	3,262	16,108
INTERNATIONAL GAME TECHNOLOGY COM	278	13,344
INTERNATIONAL PAPER CO COM	263	10,753
INTERNATIONAL RECTIFIER CORP COM	356	10,680
INTERNATIONAL SPECIALTY PROD	100	669
INTERNATIONAL SPEEDWAY CORP	304	11,552
INTERNET AMER INC	400	250
INTERNET BUSINESSS INTL INC	32,400	2,430
INTERNET CAPITAL GROUP INC	2,052	6,733
INTERNET FD INC	1,729	41,704
INTERNET HOLDRS TR	400	15,500
INTERNET INFRA HLD DEP RCPT	200	4,425
INTERNET INITIATIVE JAPAN IN	1,000	9,156
INTERNET SEC SYS INC	370	29,022
INTERNEURON PHARMACEUTICALS INC	375	480
INTERPLAY ENTMT CORP	865	2,217
INTERPORE INTL	200	788
INTERSPEED INC	400	112
INTERSTATE BAKERIES CORP DEL NEW	100	1,406
INTERTRUST TECHNOLOGIES CORP	20	68
INTERWAVE COMMUNICATIONS INT	200	313
INTIMATE BRANDS INC	176	2,640
INTL MICROCOMPUTER SOFTWARE	266	32
INTRANET SOLUTIONS INC	10	510
INTRAWARE INC	300	441
INTRNT COMM & COMMUN	127	48
INTROGEN THERAPEUTICS INC	200	1,400
INTUIT COM	350	13,803
INVESTEC CHINA & HONG KONG	250	3,942

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
INVESTEC MAINLAND CHINA	338	3,037
IOMEGA CORP	7,130	23,886
ION NETWORKS INC	1,410	529
IPRINT COM INC	43	31
IPS FDS	239	12,397
IRIDIUM WORLD COMM LTD	990	302
IRVINE SENSORS CORP COM	200	244
ISIS PHARMACEUTICALS	500	5,313
I-STAT CORP	75	1,983
ITXC CORP	43	298
IVAX CORP COM	540	20,682
IVILLAGE INC	510	542
IXYS CORP DEL	250	3,656
J D EDWARDS & CO	52	926
J2 GLOBAL COMMUNICATONS INC	886	249
JABIL CIRCUIT INC	879	22,305
JACADA LTD	200	925
JACOB INTERNET FUND	746	1,574
JAKARTA GROWTH FD INC	800	900
JB OXFORD HLDGS INC	145	240
JDN RLTY CORP COM	52	549
JDS UNIPHASE CORP	15,433	643,371
JILIN CHEM INDL LTD	140	709
JNI CORP	100	2,269
JOHN HANCCK GLBL TECH A	521	4,502
JOHN HANCOCK GLB TECH B	128	1,044
JOHNSON & JOHNSON COM	2,215	232,663
JOHNSON CONTROLS INC COM	75	3,900
JULIUS BAER INT'L EQUITY	40	1,027
JUMBOSPORTS INC	1,231	2
JUNIPER NETWORKS INC	1,852	233,469
JUNO ONLINE SVCS INC	337	221
JUPITER MEDIA METRIX INC	35	326
K MART CORP COM	6,299	33,467
KANA COMMUNICATIONS INC	392	4,508
KANSAS CITY SOUTHN INDS INC	1,735	17,567
KAUFMANN FD INC COM	577	2,558
KCS ENERGY INC	2,300	9,345
KEANE INC COM	200	1,950
KEITHLEY INSTRS INC	418	18,000
KELLOGG CO COM	73	1,916
KEMET CORP COM	1,100	16,638
KEMPER TECHNOLOGY FD CL B	113	1,874
KENSEY NASH CORP	100	1,013
KERAVISION INC	1,100	378
KEY ENERGY GROUP INC	5	52

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
KEY PRODTN INC COM	200	6,713
KEY TECHNOLOGY INC	50	266
KEY3MEDIA GROUP INC	75	914
KEYSPAN CORP	100	4,238
KFORCE COM INC	140	429
KIMBERLY CLARK CORP COM	96	6,786
KING PHARMACEUTICALS INC	1,265	65,385
KISMET ENERGY	1,250	19
KLA INSTRS CORP COM	811	27,321
KNIGHT TRADING GROUP INC	6,731	93,817
KOHLS CORP COM	612	37,332
KOMAG INC COM	17,700	11,611
KONINKLIJKE AHOLD NV SPONSORED ADR	519	16,868
KONINKLIJKE PHILIPS ELECTRS	453	16,421
KOPIN CORP	1,290	14,271
KOPP EMRGNG GRWTH A FD	684	12,450
KOREA THRUNET CO LTD	410	974
KPNQWEST NV CL C	129	2,443
KRISPY KREME DOUGHNUTS INC	275	22,825
KROGER CO COM	2,070	56,020
KULICKE & SOFFA INDS INC	200	2,250
KUSHNER-LOCKE CO	300	19
LA JOLLA PHARMACEUTICAL CO	950	4,483
LA Z BOY CHAIR CO COM	24	378
LABORATORY CORP AMER HLDGS	164	28,864
LAIDLAW INC	700	51
LAM RESEARCH CORP	375	5,438
LAMSON & SESSIONS CO COM	2,050	21,525
LANDS END INC	65	1,633
LANIER WORLDWIDE (TND)	2,000	5,876
LANOPTICS LTD ORD SHR	100	963
LASER TECHNOLOGY INC	100	88
LASER VISION CTRS INC COM	100	163
LAUDER ESTEE COS INC	923	40,439
LCA-VISION INC	344	366
LCC INTL INC	75	816
LEAP WIRELESS INTL INC	250	6,250
LEAPNET INC	80	70
LEARN2 COM INC	2,080	844
LEGATO SYS INC	87	647
LEHMAN BROTHERS HLDGS INC COM	200	13,525
LESCO INC OHIO COM	500	6,594
LETS TALK CELLULAR & WIRELES	100	2
LEVEL 3 COMMUNICATIONS INC	3,293	108,053
LEXICON GENETICS INC	50	831
LEXMARK INTL GROUP INC	200	8,863

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
LIBERATE TECHNOLOGIES	3,000	40,875
LIBERTY ACORN CLASS Z	607	10,447
LIBERTY ACORN INT CLS Z	506	12,061
LIBERTY ALL STAR EQUITY FD	234	2,897
LIBERTY SATELLITE & TECH CL A	100	300
LIFE PT INC	5,075	22,523
LIFSCHULTZ INDS INC	100	1,475
LIGAND PHARMACEUTICALS INC	700	9,800
LIGHTPATH TECHNOLOGIES INC	395	5,481
LILLY ELI & CO COM	938	87,320
LINCOLN NATL CORP IND COM	74	3,501
LIONS GATE ENTMT CORP	201	452
LIQUID AUDIO INC	150	384
LITHIA MTRS INC	30	373
LITHIUM TECHNOLOGY CORP	1,000	190
LITTON INDS INC COM	9	708
LL KNICKERBOCKER INC	10,000	530
LONDON PAC GROUP LTD	60	454
LONGLEAF FAMILY FD	239	5,418
LOOMIS SAYLES BOND FUND	594	6,574
LORAL SPACE & COMMNICTNSLTD	600	1,913
LOWES COMPANIES INC	757	33,691
LSI LOGIC CORPORATION	5,961	101,873
LTX CORP	610	7,901
LUBRIZOL CORP COM	40	1,041
LUBYS CAFETERIAS INC COM	2,000	12,000
LUCENT TECHNOLOGIES INC	41,797	564,259
LUCILLE FARMS INC	300	600
LUMINENT INC	100	602
LXR BIOTECHNOLOGY INC	100	1
LYONDELL PETROCHEMICAL CO COM	900	13,782
MACROMEDIA INC	50	3,038
MADGE N.V. COM	870	1,088
MAGAININ PHARMACEUTICALS INC COM	100	222
MAGELLAN HEALTH SVCS INC	100	444
MAGELLAN PETE CORP	500	485
MAGIC SOFTWARE ENTERPRISES	650	1,544
MAIL-WELL INC	100	431
MANATRON INC	500	1,375
MANDALAY RESORT GROUP	268	5,879
MANNING GREG AUCTIONS INC	50	103
MAPINFO CORP COM	735	34,729
MARCHFIRST INC	1,475	2,213
MARIMBA INC	50	225
MARINE DRILLING COS INC COM PAR	200	5,350
MARINEMAX INC	500	2,938

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
MARKETING SVCS GROUP INC	1,352	1,606
MARSICO 21ST CENTURY	433	3,976
MARSICO FOCUS FUND	9,283	159,947
MARSICO GRTH & INC FD	173	3,057
MARTHA STEWART LIVING OMNIME	148	2,969
MARVEL ENTERPRISES INC	1,051	1,511
MAS FDS	272	10,126
MAS MID CAP GROWTH FUND	155	3,844
MASTEC INC	100	2,000
MATRITECH INC	2,000	8,188
MATTEL INC COM	8,372	120,892
MATTHEWS INTL KOREA FUND	1,221	2,735
MAXIM INTEGRATED PRODS INC COM	86	4,112
MAXTOR CORP	200	1,119
MAY DEPT STORES CO COM	1	33
MAYTAG CORP COM	363	11,730
MBNA CORP COM	862	31,841
MCCORMICK & CO INC COM NON VTG	100	3,606
MCDONALDS CORP COM	1,284	43,656
MCGLEN INTERNET GROUP INC	1,260	237
MCKESSON HBOC INC	3,126	112,192
MCLEOD USA INC	7,175	101,347
MEADE INSTRS CORP	34	223
MECHANICAL TECHNOLOGY INC	300	1,050
MEDAREX INC	100	4,075
MEDCARE TECHNOLOGIES INC	400	22
MEDCOM USA INC	250	149
MEDIA ARTS GROUP INC	300	1,294
MEDIABAY INC N	500	813
MEDI-JECT CORP	1,200	5,213
MEDIMMUNE INC COM	709	33,811
MEDINEX SYS INC	800	175
MEDITRUST	750	1,922
MEDTOX SCIENTIFIC INC	375	2,367
MEDTRONIC INC COM	810	48,913
MELLON FINL CORP	640	31,480
MERCATOR SOFTWARE INC	177	951
MERCK & CO INC COM	10,733	1,004,891
MERCURY COMPUTER SYS INC	100	4,644
MERCURY INTERACTIVE CORP	50	4,513
MERIDIAN GOLD INC	1,000	6,875
MERRILL LYNCH & CO INC	2,197	149,783
MERRILL LYNCH DEP PFD A 9 %	150	4,425
MESSAGEMEDIA INC	1,700	745
METAMARKETS COM FDS	156	2,160
METASOLV SOFTWARE INC	50	456

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
METHODE ELECTRS INC CL A	27	619
METRICOM INC	393	3,955
METRO ONE TELECOMMNICTNSINC	74	1,850
METROCALL INC	684	321
METROMEDIA FIBER NETWORK INC	5,394	54,614
METROMEDIA INTL GROUP INC	100	260
MEVC DRAPER FISHER JURVETSON FD I	100	1,225
MGM GRAND INC COM	50	1,409
MICHAELS STORES INC COM	100	2,650
MICROAGE INC COM	225	8
MICROCHIP TECHNOLOGY INC COM	225	4,936
MICROCIDE PHARMCTCLS INC	100	413
MICRON ELECTRONICS	1,160	4,531
MICRON TECHNOLOGY INC COM	3,774	133,977
MICRONETICS WIRELESS INC	275	1,238
MICROSOFT CORP COM	52,297	2,268,382
MICROSTRATEGY INC	25	238
MICROTOUCH SYS INC	50	1,045
MICROVISION INC WASH	83	1,453
MICROWARE SYS CORP	11,350	4,971
MICROWAVE FILTER CO INC	400	500
MIDAS FD INC	3,059	2,570
MIDAS GROUP INC	33	394
MIDWAY GAMES INC	900	6,390
MILESTONE SCIENTIFIC INC	193	253
MILLENNIUM CELL INC	1,425	14,606
MILLENNIUM CHEMICALS INC	27	489
MILLENNIUM PHARMACTCLS INC	639	39,538
MIND C T I LTD	100	669
MINIMED INC	932	39,173
MINNESOTA MNG & MFG CO COM	176	21,208
MIPS TECHNOLOGIES CL B	45	1,147
MISONIX INC	298	2,459
MKS INSTRS INC	100	1,550
ML MACADAMIA ORCHARDS L P	300	1,181
MODEM MEDIA POPPE TYSON INC	1,000	3,313
MODINE MFG CO COM	75	1,556
MODIS PROFESSIONAL SVCS INC	100	413
MOMENTUM BUSINESS APPLICATIO	36	379
MONACO FIN INC	120	1
MONDAVI ROBERT CORP	100	5,413
MONTANA PWR CO COM	13	270
MONTEREY PASTA CO	1,126	5,349
MONUMENT SER FD INC	102	729
MORGAN J P & CO INC COM	93	15,392
MORGAN ST DEAN WTR DSV	345	27,341

PEPSICO 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
MORGAN STANLEY INDIA INVT	100	1,106
MOTHERNATURE COM INC	400	360
MOTOROLA INC COM	14,954	302,827
MP3 COM INC	100	359
MPHASE TECHNOLOGIES INC	460	676
MPTV INC	187,000	3,553
MRV COMMUNICATIONS INC	380	5,083
MULTEX SYS INC	100	1,325
MULTIPLE ZONES INTL INC	85	101
M-WAVE INC	140	1,120
MYLAN LABS INC COM	67	1,681
MYPOINTS COM INC	200	238
N S GROUP INC	1,000	9,450
NABORS INDS INC COM	43	2,543
NAM TAI ELECTRONICS INC	119	1,815
NANOGEN INC	825	7,425
NAPRO BIOTHERAPEUTICS INC	456	3,869
NASDAQ 100 TR	10,697	624,437
NATIONAL ENERGY GROUP INC	285	428
NATIONAL HEALTHCARE MFG CO	40	8
NATIONAL SCIENTIFIC CORP	2,500	2,735
NATIONAL SEMICONDUCTOR CORP COM	4,319	86,920
NATIONWIDE FINL SVCS INC	192	9,120
NATURAL ALTERNATIVES INTL INC COM	100	219
NAVARRE CORP COM	200	219
NAVELLIER MID CAP GRTH FD	296	9,125
NAVIGANT INTERNATIONAL INC	200	1,625
NAVISTAR INTL CORP NEW COM	20	524
NBC INTERNET INC	1,100	3,850
NCR CORP NEW	119	5,846
NCT GROUP	2,900	484
NEEDHAM FDS INC	917	22,713
NEOFORMA COM INC	1,500	1,220
NEOMAGIC CORP	600	1,781
NEON COMMUNICATIONS INC	107	696
NEON SYS INC	200	1,250
NEOPROBE CORP	200	75
NEORX CORP NEW	2,269	11,912
NET PERCEPTIONS INC	75	157
NET2PHONE INC	645	4,757
NETBANK INC	2,908	19,085
NETCENTIVES INC	80	305
NETCREATIONS INC	46	315
NETCURRENTS INC	500	157
NETEGRITY INC	240	13,050
NETGAIN DEV INC	1,000	190

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
NETIQ CORP	30	2,621
NETLOJIX COMMUNICATIONS INC	300	47
NETOBJECTS INC	150	70
NETOPIA INC	55	237
NETRO CORP	50	347
NETSMART TECHNOLOGIES INC	100	188
NETWORK APPLIANCE INC	4,900	314,521
NETWORK COMM INC	175	131
NETWORK CONNECTION INC	800	450
NETWORK PLUS CORP	620	1,550
NETWORKS ASSOCIATES INC	389	1,629
NETZERO INC	6,600	5,775
NEUBERGER& BERMAN FOCUS	91	2,654
NEUBRGR&BERMAN GENESIS FD	208	5,574
NEUBRGR&BRMN GUARDIAN TR	39	461
NEUBRGR&BRMN MILLENNIUM FD	716	12,921
NEUBRGR&BRMN REGENCY TR	178	2,083
NEUROGEN CORP	50	1,756
NEUROTECH CORP	10,000	1,100
NEW ECONOMY FD SH BEN INT	38	848
NEW ERA OF NETWORKS INC	6,046	35,520
NEW FOCUS INC	230	7,993
NEW FRONTIER MEDIA INC	160	245
NEW PERSPECTIVE FD INC COM	100	2,410
NEW PLAN EXCEL RLTY TR INC	120	1,575
NEW VISUAL ENTMT INC	300	806
NEWELL RUBBERMAID INC	218	4,960
NEWMONT MNG CORP COM	100	1,712
NEXELL THERAPEUTICS INC	675	2,046
NEXT LEVEL COMMUNICATIONS IN	300	3,413
NEXTEL COMMUNICATIONS INC CL A	837	20,716
NEXTEL PARTNERS INC	355	5,969
NEXUS TELOCATION SYS LTD	2,005	1,129
NIAGARA MOHAWK HLDGS INC	150	2,503
NICHOLAS FUND INC COM	350	21,501
NIKE INC CLASS B COM	842	46,995
NISOURCE INC	51	1,568
NISSAN MTR LTD	100	1,100
NOBLE DRILLING CORP COM	100	4,344
NOKIA CORP SPONSORED ADR	24,189	1,052,222
NORDSTROM INC COM	200	3,638
NORFOLK SOUTHN CORP COM	1,153	15,350
NORTEL NETWORKS CORP NEW	12,159	389,858
NORTH EUROPEAN OIL RTY TR CTF BEN	400	6,600
NORTHEAST BANCORP	100	863
NORTHEAST INVS TR	632	5,166

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
NORTHLAND CRANBERRIES CL A	500	344
NORTHPOINT COMM HLDGS	9,689	3,333
NORTHRIM BK ALASKA	201	2,037
NORTHWESTERN STL & WIRE CO	69,000	4,485
NOVARTIS AG	100	4,475
NOVELL INC COM	3,226	16,836
NOVELLUS SYS INC COM	2,750	98,830
NOVOGEN LTD	80	630
NQL INC	800	450
NSTOR TECHNOLOGIES INC	1,100	1,375
NU HORIZONS ELECTRS CORP COM	952	8,509
NUANCE COMMUNICATIONS	11	474
NUBRGR&BRMN SEL SECTRS FD	304	11,967
NVIDIA CORP	597	19,561
NX NETWORKS INC	4,925	3,078
O SULLIVAN INDS HLDGS INC	150	62
O2WIRELESS SOLUTIONS INC	1,000	9,313
OAK TECHNOLOGY INC	300	2,606
OAKMARK INTL FUND	29	453
OAKMARK SMALL CAP FUND	269	3,679
OAKWOOD HOMES CORP COM	300	188
OBERWEIS FDS	330	5,656
OBIE MEDIA CORP	34	261
OCEAN ENERGY INC TEX	300	5,213
OFFICE DEPOT INC COM	3,386	24,125
OFFICEMAX INC	1,200	3,450
OGE ENERGY CORP	200	4,888
OLYMPIC STL INC	45	89
OMI CORP	500	3,219
OMNISKY CORP	100	831
OMNIVISION TECHNOLOGIES INC	650	2,113
ON2 COM INC	2,000	1,160
ONE GROUP LRG CO GRTH I FND	586	11,481
ON-SITE SOURCING INC	277	424
ONVIA COM INC	100	84
ONYX PHARMACEUTICALS INC	175	2,603
ONYX SOFTWARE CORP	120	1,320
OPEN MKT INC	200	219
OPENTV CORP	195	2,023
OPENWAVE SYS INC	374	17,929
OPPENHEIMER GLOBAL FD CL C	144	7,417
OPPENHEIMER GROWTH FD CL A	230	9,227
OPPNHIMR GLBL GRTH & INC CL C	146	3,882
OPPNHIMR MN STR SML CO A	770	10,294
OPTICAL CABLE CORP	75	680
OPTICARE HEALTH SYS INC	500	250

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
OPTIKA IMAGING SYS INC	724	565
OPTIO SOFTWARE INC	3,040	1,994
OPUS360 CORP	5	2
ORACLE SYS CORP COM	67,705	1,967,710
ORBITAL ENGINE LTD ADR NEW	1,925	13,356
ORBITEX GROUP FDS DEL	414	10,948
ORCHID BIOSCIENCES INC	25	350
ORCKIT COMMUNICATIONS LTD	179	380
OREGON STEEL MILLS INC	2,600	2,764
ORGANIK TECHNOLOGIES INC	1,000	5
ORTHALLIANCE INC	1,000	2,688
ORTHODONTIC CTRS AMER INC	200	6,250
OSAGE SYS GROUP INC	150	56
OSI SYS INC	475	2,909
OSTEOTECH INC COM	300	1,425
OUTBACK STEAKHOUSE INC COM	150	3,881
OVERLAND DATA INC	6,350	50,406
OWENS CORNING	1,600	1,301
OXFORD HEALTH PLANS INC COM	100	3,950
PACIFIC AERO & ELECTR INC	700	284
PACIFIC CENTURY CYBERWORKS LTD	2,200	1,423
PACIFIC CENTY CYBERWORKS ADR	220	1,351
PACIFIC GATEWAY EXCHANGE INC	792	25
PACIFICARE HLTH SYS INC DEL	360	5,400
PACKAGED ICE INC	280	420
PACKETEER INC	890	11,014
PADEN&RYGEL EURO AGGR GRTH	87	1,312
PALM INC	5,361	151,786
PANERA BREAD CO	1,100	25,094
PANGEA PETE CORP	2,000	1,562
PAPA JOHNS INTL INC	500	11,125
PARADIGM ADVANCED TECHNS INC	200	126
PARADIGM GENETICS	600	6,000
PARADYNE CORP	40	73
PARAMETRIC TECHNOLOGY CORP COM	1,055	14,177
PAREXEL INTL CORP	80	865
PARK ELECTROCHEMICAL CORP	837	25,689
PARK MEDITECH INC	3,050	31
PARK PL ENTMT CORP	552	6,590
PATHWAYS GROUP INC	5,200	520
PATINA OIL & GAS CORP	200	4,800
PATRICK INDS INC COM	100	575
PATRIOT SCIENTIFIC CORP	1,000	480
PATTERSON DENTAL CO COM	224	7,588
PAX WORLD FD INC COM	248	5,565
PAYCHEX INC COM	643	31,272

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
PAYDEN & RYGEL GRH & INC FD	1,429	17,317
PAYLESS CASHWAYS INC	21	18
P-COM INC	50	153
PEAK INTERNATIONAL LIMITED	200	1,063
PEAPOD INC	135	105
PEERLESS SYS CORP	200	194
PENN TRAFFIC CO NEW	2	10
PENNEY J C INC COM	2,700	29,363
PENNY JC 10	10,000	4,938
PENNZOIL-QUAKER ST CO	435	5,601
PENTASTAR COMMUNICATIONS INC	345	7,590
PEOPLESOFT INC COM	1,326	49,311
PEPSI BOTTLING GROUP INC	5,247	208,907
PEPSI-GEMEX S A DE C V	100	438
PEREGRINE PHARMACEUTICALS IN	2,813	2,639
PEREGRINE SYS INC	400	7,900
PERITUS SOFTWARE SVCS INC	100	6
PERKINELMER INC	100	10,500
PERLE SYS LTD	160	110
PEROT SYS CORP	147	1,351
PETROLEUM & RES CORP COM	42	1,147
PFIZER INC COM	16,467	757,483
PHARMACEUTICAL HOLDRS TR	200	22,850
PHARMACEUTICAL PROD DEV INC	695	34,533
PHARMACIA CORP	1,382	84,302
PHILIP MORRIS COS INC COM	6,166	271,293
PHILIP SVCS CORP DEL	9	28
PHOENIX STRAT EQTYSM CAP A	130	2,243
PHOTOELECTRON CORP	700	2,450
PHYCOR INC COM	2,000	54
PICTURETEL CORP COM NEW	500	1,188
PIER 1 IMPORTS INC COM	50	516
PILOT NETWORK SVCS INC	100	81
PIN OAK AGGRESSIVE STK FD	1,458	67,785
PINNACLE MICRO INC	2,576	13
PINNACLE SYS INC	380	2,803
PIONEER GROWTH FD CL A	53	904
PIONEER NATURAL RESOURCES	580	11,419
PIVOTAL CORP	388	14,380
PLANETRX COM INC	350	98
PLANTRONICS INC NEW	100	4,700
PLAY BY PLAY TOYS& NVLTS INC	300	75
PLC SYS INC COM	300	188
PLUG PWR INC	509	7,476
PLX TECHNOLOGY INC	100	831
PMC-SIERRA INC	1,170	91,991

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
POGO PRODUCING CO COM	200	6,233
POHANG IRON & STL LTD	75	1,167
POLAROID CORP COM	613	3,564
POLYDEX PHARMACEUTICALS LTD	85	361
POLYONE CORP	84	493
POPMAIL COM INC	1,060	199
PORTA SYS CORP	600	225
PORTAL SOFTWARE INC	1,970	15,453
PORTUGAL TELECOM S A	100	900
POWER-ONE INC	627	24,649
POWERWAVE TECHNOLOGIES INC	600	35,100
PRECISION CASTPARTS CORP COM	200	8,413
PRECISION DRILLING CORP CL A	300	11,269
PRESIDENT CASINOS INC	15	3
PRESSTEK INC	220	2,310
PRI AUTOMATION INC	800	15,000
PRICE T ROWE ASSOC INC COM	700	29,586
PRICELINE COM INC	1,111	1,459
PRIDE INTL INC	75	1,847
PRIME HOSPITALITY CORP COM	149	1,732
PRIMUS TELECOMM GROUP INC	119	275
PRINS RECYCLING CORP	7,415	7
PRIVATE BUSINESS INC	1,000	1,000
PROCOM TECHNOLOGY INC	445	5,771
PROCTER & GAMBLE CO COM	7,342	575,926
PRODIGY COMMUNICATIONS CORP	235	353
PROGRESS ENERGY INC	70	3,443
PROGRESSIVE CORP OHIO COM	150	15,544
PROJECT SOFTWARE & DEV INC	560	6,011
PROMOTIONS COM INC	800	275
PROPHET 21 INC	100	550
PROXICOM INC	100	413
PSINET INC	4,565	3,282
PSS WORLD MED INC	1,000	5,000
PTEK HLDGS INC	1,300	1,869
PUB SVC ENTERPRISE GRP INC	50	2,431
PULTE CORP COM	500	21,094
PUMA TECHNOLOGY INC	982	4,081
PURCHASEPRO COM INC	500	8,750
PYR ENERGY CORP	150	1,303
PYRAMID BREWERIES INC	800	1,600
QAD INC	3,500	4,158
QLOGIC CORP	482	37,114
QUAD SYS CORP	100	38
QUADRAX CORP NEW	225	6
QUAKER OATS CO COM	200	19,475

PEPSICO 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
QUALCOMM INC COM	11,566	950,586
QUANEX CORP COM	165	3,321
QUANTA SVCS INC	20	644
QUANTUM DSSG COM	1,226	16,245
QUANTUM HDDG COM	513	4,104
QUEPASA COM INC	200	19
QUEST DIAGNOSTICS INC	212	30,104
QUIKSILVER INC	625	12,109
QUINTILES TRANSNATIONAL CORP COM	569	11,914
QWEST COMMUNICATIONS INTL INC	6,417	262,295
QXL RICARDO PLC	200	525
R & B FALCON CORP	595	13,648
RACING CHAMPIONS CORP	100	113
RAINIER SML MID	165	3,938
RAINMAKER SYS INC	100	125
RAMBUS INC DEL	285	10,296
RAMTRON INTL CORP	100	438
RANGE PETE CORP	7,500	998
RANGE RES CORP	500	3,438
RARE MEDIUM GROUP INC	760	1,449
RAYTHEON CO CL A	312	9,048
RAYTHEON CO CL B	116	3,603
RAZORFISH INC	250	406
RCM EQUITY DRSDNR GL SML	668	12,445
RCM EQUITY DRSNR GL TECH N	39	1,965
RCM EQUITY GBL HEALTH CARE	1,183	29,097
RCM EQUITY GBL TECHNLGY FD	843	42,397
READERS DIGEST ASSN INC CL B	100	3,500
READ-RITE CORP COM	2,200	8,868
REALNETWORKS INC	454	3,944
RECOTON CORP COM	100	763
RECYCLING INDS INC	100	1
RED HAT INC	1,474	9,213
RED OAK TECH SELECT FND	4,570	99,535
REDBACK NETWORKS INC	75	3,075
REEBOK INTL LTD COM	200	5,468
REGENERATION TECHNOLOGIES IN	500	7,125
REGENERON PHARMACEUTICALS INC COM	200	7,053
REMEC INC	250	2,406
REMEDY CORP	30	497
RENAISSANCE ENTMT CORP	8,500	1,700
RENAISSANCE FDS	213	3,964
REPLIGEN CORP	70	236
RESEARCH IN MOTION LTD	267	21,360
RESERVE SMALL CAP GROWTH CL R	43	1,904
RETEK INC	50	1,219

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
RETURN ASSUR INC	512	208
REYNOLDS BLUE CHIP GROWTH FUND	736	36,172
REYNOLDS R J TOB HLDGS INC	206	10,043
RF MICRO DEVICES INC	11,911	326,814
RF MONOLITHICS INC	162	1,094
RHYTHMS NETCONNECTIONS INC	103	116
RICHMOND CNTY FINL CORP	300	7,838
RICHTON INTL CORP	300	6,188
RIT TECHNOLOGIES	2,000	14,376
RITE AID CORP COM	7,264	17,252
ROBOTIC VISION SYS INC	200	550
ROGERS CORP	200	8,213
ROGUE WAVE SOFTWARE INC	2,200	8,250
ROHM & HAAS CO COM	200	7,263
ROSS SYS INC	530	100
ROTARY PWR INTL INC	700	315
ROWECOM INC	225	141
ROYAL CARRIBEAN CRUISES LTD	35	926
ROYAL GOLD INC	100	288
ROYAL OAK MINES INC COM	13,600	41
ROYCE FD	154	1,197
ROYCE FD	1,203	9,350
RS AGGRESSIVE GROWTH	1,123	9,227
RS DIVERSIFIED GROWTH	143	3,272
RS EMERGING GROWTH	3,256	143,303
RS INTERNET AGE	646	4,219
RS MICROCAP GROWTH	221	4,565
RS MID CAP OPPTIES	478	5,578
RSA SEC INC	378	19,987
RSL COMMUNICATIONS LTD	550	39
RYDEX BIOTCHNLGY INVS	360	10,719
RYDEX ELECTRNCS INVS	1,079	24,555
RYDEX OTC FUND	3,054	51,637
RYDEX SER TR	148	1,937
RYDEX TECHNOLGY ADVSR	99	1,650
RYERSON TULL INC NEW	100	825
S & K FAMOUS BRANDS INC COM	100	675
S1 CORP	9	47
SABRE GROUP HLDGS INC CL A	1,023	44,117
SAF T LOK INC	1,500	282
SAFECO COM STK TR	221	2,639
SAFECO EQUITY FD INC COM	120	2,469
SAFECO GROWTH FD INC COM	257	5,721
SAFEGUARD SCIENTIFICS INC COM	1,943	12,872
SAFESCIENCE INC	27	32
SAFEWAY INC COM NEW	604	37,750

PEPSICO 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
SALIVA DIAGNOSTIC SYS INC	100	11
SANCHEZ COMPUTER ASSOCS INC	199	1,642
SANDISK CORP	190	5,273
SANTA CRUZ OPERATION INC	30	38
SAPIENT CORP	3,202	38,225
SARA LEE CORP COM	385	9,457
SATCON TECHNOLOGY CORP	975	9,628
SATX INC	5,000	375
SATYAM INFOWAY LTD	450	1,631
SAVVIS COMMUNICATIONS CORP	1,800	1,575
SBC COMMUNICATIONS	1,712	81,740
SCHERING PLOUGH CORP COM	835	47,386
SCHWAB CHARLES CORP NEW COM	3,233	91,737
SCHWEITZER-MAUDUIT INTL INC	2	38
SCICLONE PHARMACEUTICALS INC	100	400
SCIENT CORP	1,141	3,708
SCIENTIFIC ATLANTA INC COM	2,373	77,272
SDL INC	216	32,009
SEARS ROEBUCK & CO COM	100	3,475
SECTOR SPDR SH BN INT-TCHLY	200	6,263
SECTOR SPDR SHS BEN INT-FIN	400	11,800
SECURE COMPUTING CORP	25	247
SEEC INC	567	1,382
SEGUE SOFTWARE INC	100	450
SELECTED AMERN SHS	457	16,151
SEMICONDUCTOR HOLDRS TR	200	9,800
SEMICONDUCTOR LASER INTL CRP	3,100	341
SEMTECH CORP	84	1,853
SENSAR CORP	320	140
SERENA SOFTWARE INC	100	3,423
SEROLOGICALS CORP	400	6,025
SERVICE CORP INTL COM	1,245	2,179
SERVICE MERCHANDISE INC COM	3,934	153
SHARED TECHNOLGS CELLULR INC	600	102
SHARPER IMAGE CORP	250	3,844
SHONEYS INC COM	687	289
SHOP AT HOME INC	100	122
SHOWCASE CORP	1,000	7,063
SICOR INC	100	1,444
SIDEWARE SYS INC	167	80
SIEBEL SYS INC	2,604	176,096
SILICON GRAPHICS INC COM	343	1,372
SILICON IMAGE INC	200	1,088
SILICON STORAGE TECHN INC	1,220	14,412
SILICON VY GROUP INC COM	150	4,313
SIMPLE TECHNOLOGY INC	1,800	6,975

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
SIRIUS SATELLITE RADIO INC	1,300	38,919
SITEL CORP	1,605	4,614
SK TELECOM LTD	200	4,713
SKECHERS U S A INC	300	4,650
SKYEPHARMA PLC	35	317
SKYMALL INC	87	98
SKYWEST INC COM	2,000	57,500
SMALLCAP WORLD FD	217	6,032
SMARTALK TELESERVICES INC	2,000	10
SMARTIRE SYS INC	1,000	2,125
SMARTSERV ONLINE INC	33	234
SMUCKER J M CO	50	1,398
SMURFIT-STONE CONTAINER CORP	500	7,469
SOCRATES TECHNOLOGIES CORP	26,500	1,060
SOLA INTL INC	100	413
SOLECTRON CORP COM	1,451	49,189
SOLUTIA INC	122	1,464
SOMERA COMMUNICATIONS INC	1,075	9,340
SONERA GROUP PLC	20	348
SONIC FDRY INC	400	525
SONOSIGHT INC	100	1,275
SONUS NETWORKS INC	113	2,853
SONY CORP AMERN SHS NEW	205	14,248
SOUTHERN CO COM	606	20,150
SOUTHWEST AIRLS CO COM	5,325	178,552
SOUTHWEST GAS CORP COM	505	11,046
SOUTHWEST SECS GROUP INC	172	4,451
SOVEREIGN BANCORP INC COM	658	5,346
SPACEDEV INC	100	88
SPACEHAB INC	1,930	4,947
SPARTAN US TREAS MONEY MKT FD	10,327	10,327
SPDR TR UNIT SER 1	259	33,978
SPECTRA FD INC COM	12,805	108,332
SPECTRIAN CORP	40	650
SPEECHWORKS INTL INC	152	7,458
SPEEDUS COM INC	265	174
SPEEDWAY MOTORSPORTS INC	320	7,680
SPIEGEL INC CL A NON VTG	100	431
SPORTSLINE USA INC	74	393
SPRINT CORP PCS COM SER 1	2,062	42,143
SPRINT CORP COM	252	5,113
ST JOE CORP	39	858
STAMFORD INTL INC	110	234
STAMPS COM INC	200	556
STAN LEE MEDIA INC	115	14
STAPLES INC COM	1,704	20,129

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
STAR TELECOMMUNICATIONS INC	295	295
STARBASE CORP	900	2,110
STARBUCKS CORP COM	2,068	91,509
STARMEDIA NETWORK INC	100	189
STARNET COMMUNICTNS INTL INC	195	70
STATE STREET CORP	151	18,783
STEIN ROE YOUNG INVESTORS	168	4,597
STEMCELLS INC	400	1,000
STEREOSCAPE COM INC	750	15
STEWART ENTERPRISES INC CL A	2,000	3,812
STOCKCAR STKS MUT FD INC	295	5,165
STOCKSCPE.COM RTS	100	27
STORAGENETWORKS INC	2	50
STREAMLINE COM INC	400	1
STRONG LARGE CAP GROWTH	204	7,097
STRONG OPPORTUNITY FD INC COM	860	36,414
STRUTHERS INC	16,500	2,888
SUN HEALTHCARE GROUP INC COM	700	20
SUN MICROSYSTEMS INC COM	37,200	1,036,950
SUNAMERICA CAP TR II	100	2,500
SUNBEAM-OSTER INC COM	1,595	499
SUNGARD DATA SYS INC COM	510	24,034
SUNRISE TECHNOLOGIES INTL	400	712
SUNRISE TELECOM INC	150	586
SUNTERRA CORP	350	7
SUPERCONDUCTOR TECHNOLOGIES	310	1,124
SUPERGEN INC	480	6,660
SUPERVALU INC COM	7,000	97,125
SWEDISH MATCH CO	24	900
SWISSCOM	150	3,844
SWITCHBOARD INC	100	297
SYBRON DENTAL SPECIALTIES IN	100	1,688
SYCAMORE NETWORKS INC	1,363	50,772
SYMANTEC CORP COM	221	7,376
SYMBOL TECHNOLOGIES INC COM	52	1,872
SYMMETRICOM INC	450	4,388
SYNAVANT INC	50	234
SYNBIOTICS CORP	143	63
SYNGENTA AG	10	109
SYNOPSYS INC COM	40	1,898
SYNOVUS FINL CORP COM	100	2,694
SYSCO CORP COM	200	6,000
SYSTEMAX INC	200	250
TAIWAN SEMICONDUCTOR MFG CO	470	8,108
TAKE-TWO INTERACTIVE SOFTWAR	250	2,875
TALISMAN ENERGY INC COM	292	10,822

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
TALK COM INC	1,200	1,726
TALX CORP	20	800
TARGET CORP	990	31,933
TARGETED GENETICS CORP	300	2,006
TARO PHARMACEUTICAL INDUSTRIES LTD	85	2,640
TASTY BAKING CO	50	701
TAYCO DEVS INC	100	225
TBA ENTMT CORP WT	1,000	63
TEARDROP GOLF CO	800	75
TEKELEC	1,100	33,000
TELCOM SEMICONDUCTOR INC	640	7,280
TELE DANMARK A	100	2,031
TELECOM HOLDRS TR	100	5,338
TELEDYNE TECHNOLOGIES INC	15	354
TELEFONOS DE MEXICO ADR R	10	449
TELESCAN INC	400	425
TELETEK INC	4,050	20
TELEVIDEO SYS INC	125	24
TELIGENT INC CL A	153	297
TELLABS INC COM	1,540	87,010
TELULAR CORP	100	506
TEMPLETON RUSSIA FD INC	55	598
TERADYNE INC COM	1,991	74,165
TERAYON COMMUNICATION SYS	114	463
TERRA NETWORKS S A	892	9,422
TERREMARK WORLDWIDE INC	900	675
TESORO PETE CORP COM	105	1,221
TETRA TECH INC NEW COM	300	9,563
TEXACO INC COM	120	7,455
TEXAS BIOTECHNOLOGY CORP	300	2,577
TEXAS INSTRUMENTS INC	15,674	742,574
TEXTRON INC COM	10	465
THE INFORMATION AGE	84	1,595
THERAGENICS CORP	200	1,000
THERMA-WAVE INC	400	5,600
THERMO ELECTRON CORP COM	445	13,239
THERMO TECH TECHNOLOGIES INC	10,669	181
THERMWOOD CORP	60	285
THESTREET.COM	30	86
THIRD AVENUE VALUE FD	354	12,829
THOMAS & BETTS CORP COM	69	1,117
THREE-FIVE SYS INC	235	4,230
TIBCO SOFTWARE INC	165	7,910
TIDEWATER INC COM	100	4,438
TIFFANY & CO NEW COM	26	824
TIME WARNER INC COM	605	31,605

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
TIME WARNER TELECOM INC	100	6,344
TIOGA TECHNOLOGIES LTD	229	408
TITAN CORP	28	455
TITAN INTL INC ILL	400	1,700
TITAN MOTORCYCLE CO AMER	1,475	66
TIVO INC	180	968
TLC LASER EYE CTRS INC	8,840	11,881
TOMMY HILFIGER CORP	372	3,650
TOOTSIE ROLL INDS INC COM	130	5,988
TOPPS INC COM	200	1,838
TOPS APPLIANCE CITY INC	1,000	1
TORRAY FD	714	28,396
TOTAL S A SPONSORED ADR	15	1,090
TOWER TECH INC	8,000	504
TOYMAX INTL INC	350	569
TOYS R US COM	25	417
TRACK DATA CORP	350	252
TRANS WORLD AIRLS INC	11,819	12,410
TRANSACT TECHNOLOGIES INC	1,000	5,250
TRANSGLOBE ENERGY CORP	4,417	1,811
TRANSMETA CORP DEL	170	3,995
TRANSOCEAN SEDCO FOREX INC	128	5,888
TRANSWITCH CORP	50	1,956
TREEV INC	250	985
TRICOM SA	100	803
TRICON GLOBAL RESTAURANTS	1,386	45,738
TRIKON TECHNOLOGIES INC	600	6,000
TRIMBLE NAV LTD COM	125	3,000
TRIQUINT SEMICONDUCTER INC COM	3,647	159,330
TRITON ENERGY LTD CL A ORD	106	3,180
TULTEX CORP COM	1,800	4
TUMBLEWEED COMMUNICATIONS CO	400	6,844
TURNER TECHNOLOGY	932	11,905
TURNSTONE SYS INC	220	1,636
TVX GOLD INC	40	66
TWEEDY BROWNE GLBL VAL FD	560	11,193
TXU CORP	370	16,396
TYCO INTL LTD NEW	2,185	121,268
TYCOM LTD	200	4,475
U S GLOBAL ACCOLADE FDS	152	2,900
U S HOME & GARDEN INC	1,820	1,820
U S INTERACTIVE INC	805	226
UAL CORP COM PAR $0.01	101	3,928
UAL CORP DEPOSITARY SH REPSTG 1	500	14,500
UBRANDIT COM	400	175
ULTIMATE SOFTWARE GROUP INC	100	238

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
ULTRA PETE CORP	4,597	11,943
ULTRAMAR DIAMOND SHAMROCK CORP	102	3,149
ULTRATECH STEPPER INC COM	1,232	31,878
UMB SCOUT STK FD	57	972
UNI MARTS INC	200	300
UNIGENE LABS INC COM	1,000	1,281
UNILEVER N V	85	5,350
UNILEVER PLC	150	5,184
UNION PAC CORP COM	520	26,390
UNION PLANTERS CORP COM	339	12,119
UNIONBANCAL CORP	200	4,813
UNIQUE MOBILITY INC	75	534
UNISOURCE ENERGY CORP	20	376
UNISYS CORP COM	718	10,501
UNITED BANKSHARES INC W VA	400	8,500
UNITED PARCEL SVC INC	3,345	196,519
UNITEDGLOBALCOM	100	1,363
UNIVISION COMMUNICATIONS INC	226	9,252
UNUMPROVIDENT CORP	300	8,063
UROLOGIX INC	250	3,406
UROMED CORP	357	736
URSUS TELECOM CORP	89	33
US INDUSTRIES INC	3	24
USA BIOMASS CORP	3,000	1,689
USA TECHNOLOGIES INC	400	312
USA TRUCK INC	100	550
USDATA CORP	3,500	1,971
USEC INC	308	1,329
USINTERNETWORKING INC	1,880	9,400
USX-MARATHON GROUP COM NEW	1,008	27,983
UTILICORP UTD INC COM	61	1,879
VA LINUX SYS INC	330	2,681
VAIL RESORTS INC	124	2,906
VALENCE TECHNOLOGY INC COM	3,850	35,855
VALUE LINE ASSET ALLOC FD	147	2,833
VALUE LINE SPL SITUATIONS FD	34	789
VARI-L COMPANY INC	200	350
VASOMEDICAL INC	2,212	4,840
VAXGEN INC	230	4,485
VENCOR INC NEW	292	15
VENTAS INC	34	191
VERIDA INTERNET CORP	600	94
VERISIGN INC	795	58,979
VERITAS SOFTWARE CORP COM	989	86,538
VERITY INC	55	1,323
VERIZON COMMUNICATIONS	1,727	86,563

PEPSICO 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
VERTEL CORP	2,163	5,070
VERTICALNET INC	674	4,486
VIACOM INC CL A	468	21,996
VIACOM INC CL B COM	218	10,192
VIADOR INC	1,190	1,562
VIALINK CO	1,226	3,449
VIANT CORP	200	794
VIASAT INC	200	2,625
VIATEL INC	600	2,231
VICON INDS INC	1,500	2,532
VIGNETTE CORP	2,947	53,046
VION PHARMACEUTICALS INC	1,085	8,680
VIRAGE INC	150	806
VIRGIN EXPRESS HLDGS PLC	1,000	1,000
VIROPHARMA INC	322	4,664
VIRTUALSELLERS COM INC	190	89
VISHAY INTERTECHNOLOGY INC COM	563	8,515
VISTA GOLD CORP	200	9
VISTA INFO SOLUTIONS INC	400	338
VISTEON CORP	139	1,600
VISX INC DEL	361	3,768
VITESSE SEMICONDUCTOR CORP COM	8,408	465,072
VIVENDI UNIVERSAL	180	11,756
VIVUS INC	450	970
VIXEL CORP DEL	600	1,125
VLASIC FOODS INTERNATIONAL I	1,735	434
VODAFONE GROUP PLC NEW	1,231	44,086
VODAVI TECHNOLOGY INC	4,500	5,202
VOICESTREAM WIRELESS CORP	24	2,415
VOLVO AKTIEBOLAGET ADR B	193	3,185
V-ONE CORP	250	156
VONTOBEL EASTRN EURO EQTY	133	1,025
VYYO INC	100	613
WADDELL & REED CL A	315	11,852
WAL MART STORES INC COM	29,186	1,550,512
WALGREEN CO COM	1,642	68,659
WALT DISNEY COMPANY	9,945	287,796
WARBURG PIN GBL TELECO	278	11,721
WARBURG PINC HEALTH SCI	578	12,559
WARBURG PINC JAPAN OTC FD	3,124	6,967
WARBURG PINCUS CAP APPR	1,303	30,809
WARBURG PINCUS EMRG GRTH	16	576
WARBURG PINCUS INTL EQTY FD	574	8,651
WARBURG PINCUS JAP GRTH	1,077	7,496
WARBURG PINCUS VALUE	821	11,225
WARNACO GROUP INC CL A	100	169

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
WARPRADIO COM INC	400	204
WARWICK CMNTY BANCORP INC	3,418	45,282
WASATCH ADVISORS GRTH FD	236	6,781
WASATCH AGGRESSIVE EQUITY	78	2,167
WASATCH MICRO-CAP VALUE	321	1,011
WASHINGTON MUT INVS FD INC	167	4,848
WASHINGTON MUTUAL INC	175	9,286
WASTEMASTERS INC	5,100	357
WATERS CORP	44	3,674
WATSON PHARMACEUTICALS INC COM	290	14,845
WAVERIDER COMMUNICATIONS INC	2,000	2,938
WAVO CORP	102,000	2,040
WEBB INTERACTIVE SVCS INC	1,200	2,026
WEBHIRE INC	100	88
WEBMD CORP	565	4,485
WEBVAN GROUP INC	24,376	11,432
WEITZ PARTNERS VALUE FD	894	19,237
WEITZ VALUE PORTFOLIO	245	8,644
WELLCARE MGMT GROUP INC	300	84
WELLPOINT HEALTH NTWRKS NEW	40	4,610
WELLS FARGO & CO NEW	702	39,109
WESTELL TECHNOLOGIES INC	120	368
WESTERN DIGITAL CORP COM	3,027	7,380
WGL HLDGS INC	70	2,131
W-H ENERGY SVCS INC	200	3,938
WHITE OAK GROWTH STOCKFUND	4,775	301,162
WHITEHALL ENTERPRISES INC	280	11
WHITMAN CORP NEW	1,863	30,507
WHOLE FOODS MKT INC COM	220	13,448
WILLBROS GROUP INC	100	638
WILLIAMS COMMUNICATIONS GRP	140	1,645
WILLIAMS CONTROLS, INC	700	634
WILLIAMS COS INC COM	251	10,018
WILLIAMS SONOMA INC COM	12,110	242,200
WILSHIRE LRG CO GR PTF	181	6,630
WIND RIV SYS INC COM	650	22,181
WINN DIXIE STORES INC COM	85	1,647
WINNEBAGO INDS INC COM	170	2,986
WINSTAR COMMUNICATIONS	690	8,065
WINSTON HOTELS 9.25% CUM PFD	112	1,722
WIPRO LTD	10	501
WISCONSIN ENERGY CORP COM	20	451
WIT SOUNDVIEW GROUP INC	62	223
WOLVERINE WORLD WIDE INC COM	100	1,525
WORKFLOW MGMT INC	150	1,031
WORLD FUEL SVCS CORP	450	3,150

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
WORLD WRESTLING FEDN ENTMT I	100	1,600
WORLDCOM INC GA NEW	31,456	442,366
WORLDGATE COMMUNICATIONS	33	126
WORLDPAGES COM INC	600	1,613
WORLDPORT COMMUNICATIONS INC	485	1,455
WRIGHT MAN EQTY MAJ BL CHP	25	348
WSFS FINL CORP	200	2,575
WWW INTERNET FD	844	12,988
WYNDHAM INTL INC	2,000	3,500
XCEL ENERGY INC	50	1,453
XCELERA COM INC	440	1,623
XCL LTD DEL	466	7
XEROX CORP COM	29,472	136,309
XETA CORP	100	1,000
XETEL CORP	300	1,069
XICOR INC	1,045	3,527
XILINX INC COM	1,915	88,329
XIRCOM COM	100	1,550
XM SATELLITE RADIO HLDGS INC	415	6,666
XO COMMUNICATIONS INC	3,600	64,127
XOMA LTD	1,425	13,894
XXSYS TECHNOLOGIES INC	300	5
XYBERNAUT CORP	600	1,013
YAHOO INC	6,004	180,498
YANKEE CANDLE INC	500	5,532
ZAP COM CORP	10	4
ZAPME CORP	200	113
ZI CORP	850	6,774
ZIONS BANCORP COM	34	2,123
ZIXIT CORP	1,350	11,813
ZOLTEK COS INC	250	813
ZOMAX OPTICAL MEDIA INC	100	456
ZORAN CORP	458	7,099
Z-TEL TECHNOLOGIES INC	200	1,038
ZYGO CORP	50	1,414
Sub Total	**3,316,961**	**55,438,982**

GUARANTEED INVESTMENT CONTRACTS:		
RABOBANK NEDERLAND NV CONTRACT #PEP0799(	Guaranteed Investment Contract	2,192,777
GE LIFE CONTRACT #GS-3036	Guaranteed Investment Contract	686,987
GE LIFE CONTRACT #GS-3198	Guaranteed Investment Contract	953,098
GE LIFE CONTRACT #GS-2912	Guaranteed Investment Contract	1,991,502
JOHN HANCOCK CONTRACT #8998	Guaranteed Investment Contract	1,043,280
JOHN HANCOCK CONTRACT #8872	Guaranteed Investment Contract	1,064,722

PEPSICO 401(K) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000

	Identity of issue borrower, or similar party	Description of interest (Number of Shares)	Fair value
	JOHN HANCOCK CONTRACT #14414	Guaranteed Investment Contract	1,916,945
	JOHN HANCOCK CONTRACT #14452	Guaranteed Investment Contract	1,529,989
	MONUMENTAL LIFE CONTRACT #BDA00807FR	Guaranteed Investment Contract	1,647,069
	NEW YORK LIFE CONTRACT #GA-06952-002	Guaranteed Investment Contract	1,432,024
	NEW YORK LIFE CONTRACT #GA-06952-003	Guaranteed Investment Contract	3,754,459
	PRINCIPAL LIFE CONTRACT #4-10640-3	Guaranteed Investment Contract	976,502
	PRINCIPAL LIFE CONTRACT #4-10640-4	Guaranteed Investment Contract	1,916,967
	PRINCIPAL LIFE CONTRACT #4-10640-5	Guaranteed Investment Contract	1,917,588
	PRUDENTIAL LIFE CONTRACT #GA-7856-213	Guaranteed Investment Contract	989,166
	TRANSAMERICA CONTRACT #51519	Guaranteed Investment Contract	2,417,883
	TRAVELERS LIFE CONTRACT #GR17112	Guaranteed Investment Contract	960,177
	TRAVELERS LIFE CONTRACT #GR16771	Guaranteed Investment Contract	2,199,590
	TRAVELERS LIFE CONTRACT #GR17139	Guaranteed Investment Contract	763,686
	TRAVELERS LIFE CONTRACT #GR16747	Guaranteed Investment Contract	1,653,635
	PRINCIPAL LIFE CONTRACT #4-33694-2	Guaranteed Investment Contract	1,018,871
	DEUTSCHE CONTRACT #SSG-PEP-1	Guaranteed Investment Contract	1,485,950
	DEUTSCHE CONTRACT #SSG-PEP-2	Guaranteed Investment Contract	2,868,995
	MONUMENTAL LIFE CONTRACT #MDA00153TR-1	Guaranteed Investment Contract	3,900,195
	MORGAN GUARANTY CONTRACT #PEPSI02	Guaranteed Investment Contract	1,553,648
	MORGAN GUARANTY CONTRACT #PEPSI03	Guaranteed Investment Contract	2,525,281
	RABOBANK NEDERLAND NV CONTRACT #PEP1199(	Guaranteed Investment Contract	1,923,849
	UBS CONTRACT #PEP2586	Guaranteed Investment Contract	3,427,687
	TRANSAMERICA/AIG	Guaranteed Investment Contract	74,676,703
	Sub Total		**125,389,225**
	POOLED SEPARATE ACCOUNTS:		
	CDC CONTRACT #157-02	Guaranteed Investment Contract	2,016,462
	NEW YORK LIFE CONTRACT #GA-21009	Guaranteed Investment Contract	971,449
	Sub Total		**2,987,911**
	LOANS TO PARTICIPANTS:		
*	LOAN BALANCE	(9.019 outstanding loans with average interest rate of 10%)	42,656,851
	Sub Total		**42,656,851**
	TOTAL		**1,174,071,665**

* Represents party-in-interest investment.

See accompanying independent auditors' report.